CFIT



Act: 1933
Section: 2(a)(3)
Rule:
Public
Availability: 4/21/2015

15006847

No Act
PE 4/20/15

April 21, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Hertz Global Holdings, Inc.
Incoming letter dated April 20, 2015

Based on the facts presented, the Division will not recommend enforcement action to the Commission if Hertz Global Holdings, Inc. makes the described awards of restricted stock units and deferred stock to its employees without registration under the Securities Act of 1933 in reliance on your opinion as counsel that such awards are not sales within the meaning of Securities Act Section 2(a)(3).

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. This response expresses the Division's position on enforcement action only and does not express a legal position on the question presented.

Sincerely,

Anne Krauskopf
Senior Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

April 21, 2015

Mail Stop 4561

William L. Tolbert, Jr.
Jenner & Block LLP
353 N. Clark Street
Chicago, IL 60654-3456

Re: Hertz Global Holdings, Inc.

Dear Mr. Tolbert:

In regard to your letter of April 20, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

JENNER&BLOCK

Jenner & Block LLP
353 N. Clark Street
Chicago, IL 60654-3456
Tel 312-222-9350
www.jenner.com

Chicago
Los Angeles
New York
Washington, DC

Securities Act of 1933: Section 2(a)(3)

April 20, 2015

SEC Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re: Hertz Global Holdings, Inc. - Commission File No. 001-33139
Revised No-Action Letter

On behalf of our client Hertz Global Holdings, Inc. ("Hertz" or the "Company"), we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission ("Commission"), decline to recommend enforcement action to the Commission if Hertz makes certain awards of performance stock units ("PSUs") and restricted stock units ("RSUs") for no consideration to a broad class of non-affiliate employees (the "Grants"), as described below, without registration under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon our opinion as counsel for the Company, based on the facts and analysis set forth herein, that no such registration is required due to the absence of any "offer" or "sale" of these securities within the scope of Section 2(a)(3) of the Securities Act.

Background

Hertz is a holding company for corporations that have been engaged in the car and truck rental and leasing business since 1918 and the equipment rental business since 1965. In 2005, Ford Motor Company sold its ownership interest in Hertz to a group of private investment funds, and in 2006 Hertz's common stock began trading on the New York Stock Exchange. Hertz has customarily granted incentive compensation to its employees in the form of cash and equity awards. In accordance with the terms of the Hertz Global Holdings, Inc. 2008 Omnibus Plan the "Plan"), a copy of which is attached to this letter as Exhibit A, Hertz has historically used a variety of equity awards, including stock options, PSUs and RSUs, as part of its incentive compensation structure. The form of incentive equity awards and the terms and conditions of these awards have traditionally been determined by the Compensation Committee of Hertz's Board of Directors (the "Compensation Committee") in February or March of each year.

On May 13, 2014, Hertz delayed the filing of its Form 10-Q for the period ended March 31, 2014 (the "First Quarter 10-Q"). During the preparation of the First Quarter 10-Q, errors were identified relating to Hertz's conclusions regarding the capitalization and timing of depreciation for certain non-fleet assets, allowances for doubtful accounts in Brazil, as well as other items. Hertz continued its review and identified additional errors related to allowances for uncollectible amounts with respect to renter obligations for damaged vehicles and restoration obligations at the end of facility leases. Following the identification of these errors, the Audit Committee of Hertz's Board of Directors (the "Audit Committee") consulted with management and analyzed the adjustments and, on June 3, 2014, concluded that Hertz's financial statements for 2011 should no longer be relied upon, and Hertz must restate them. The Audit Committee directed Hertz's management to conduct a thorough review of the financial records for fiscal years 2011, 2012 and 2013 to determine whether further adjustments were necessary. On November 10, 2014, the Audit Committee, in consultation with management, concluded that additional proposed adjustments arising out of the review are material to the Company's 2012 and 2013 financial statements and that, as a result, the 2012 and 2013 annual and quarterly financial statements must also be restated. The Company disclosed at that time that Hertz does not expect to complete the review process and file updated financial statements before mid-2015. As a result of this ongoing review, Hertz has been unable to timely file its Forms 10-Q for the three months ended March 31, June 30 and September 30, 2014 as required pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In light of the ongoing financial statement review, the Company has determined that, because the Company was not current in its reporting obligations at the time that its Form S-8 registration statement was required to be updated under Section 10(a)(3), the Company is not presently eligible to use Form S-8. The Company will not be eligible to use Form S-8, or any other form of registration statement, until such time as the Company completes the financial statement review and becomes current in its reporting obligations.

Impact of the Financial Statement Review on Hertz's Compensation Program

As noted above, Hertz utilizes both cash and equity awards for its incentive compensation programs. Hertz believes that this approach provides an appropriate mix of short and long-term incentives. The inability to grant equity awards to non-affiliate employees during the ongoing financial statement review could have a negative impact on Hertz's ability to retain and provide competitive incentive compensation to employees. The Company does not believe that the use of spot cash awards or bonuses when the Company is not current in its Exchange Act reporting obligations meets the overall objectives of Hertz's compensation programs in an optimal manner because the cash awards would be decoupled from Hertz's financial and operating performance and would not sufficiently aid in long-term retention. Hertz believes that equity awards, particularly performance-vesting equity awards such as PSUs and time-vesting equity awards such as the RSUs, when used in conjunction with cash and other compensation plans, represent a superior method to motivate and retain employees in comparison to cash or other compensation programs alone.

To address these concerns, the Company proposes to make Grants to non-affiliate employees in accordance with the terms outlined below. Until such time as the Company is once again eligible to use Form S-8, any equity grants made by the Company to employees not satisfying the requirements outlined in this letter, including any affiliates of the Company, would be made only pursuant to an available exemption from the registration requirements of the Securities Act and we are not seeking guidance from the Staff with respect to such equity grants.

The Material Features of the Equity Compensation Program

The Company is proposing to make the Grants to a broad class of U.S. and non-U.S. employees, none of whom will be an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act. The Grants would be made under the Plan, solely for compensatory purposes as part of the Company's annual equity incentive award cycle. The Grants will cover a maximum of 800,000 shares common stock, representing approximately 0.2% of the Company's outstanding common stock.

The type and amount of the Grants would be made consistent with past practice, based on criteria which take into account the recipient's responsibility within the Company, position, past performance and salary. Recipients would not be required to surrender any cash, securities or other items of value as a condition to receipt or vesting of the Grants (except as required to comply with applicable tax withholding requirements), nor will they be required to enter into any agreement or covenant, other than a customary award agreement which does not contain any covenants other than with respect to compliance with applicable securities and tax laws and regulations and the terms of the award itself.

The Grants will consist of performance-vesting equity awards consisting of PSUs and time-vesting equity awards consisting of RSUs, with recipients of each type of award to be determined by the Compensation Committee. The PSUs will be earned based on achievement of annual Corporate EBITDA results for 2015, 2016 and 2017 against the Company's 2015 Corporate EBITDA target, with one-third of the PSUs being eligible to be earned based on the Company's performance as compared to the 2015 Corporate EBITDA target with respect to each respective year. The total number of PSUs earned will be the sum of the amounts earned with respect to each of 2015, 2016 and 2017, with the vesting of the PSUs subject to continued employment requirements specified in the applicable award agreement. A copy of the proposed form of PSU award agreement is attached to this letter as Exhibit B. The RSUs will vest no earlier than the first anniversary of the grant date, subject to continued employment requirements specified in the applicable award agreement, with the specific vesting schedule to be determined by the Compensation Committee. A copy of the proposed form of RSU award agreement is attached to this letter as Exhibit C. Subject to the following paragraph, upon vesting, each RSU and earned PSU will be settled by the delivery of one share of Hertz common stock.

Under the award agreements, the Company will not deliver shares in respect of vested awards prior to such time as the Company is current with its Exchange Act reporting obligations. The award agreements will also provide that the unvested portion of the Grant will generally be forfeited upon termination of employment. In addition, because the Company will treat all shares issued upon the vesting of PSUs and RSUs on a "no-sale" basis as "restricted securities" within the meaning of Rule 144 under the Securities Act, recipients must also agree as a condition to the award that no such shares may be sold until the Company has an effective Securities Act registration statement relating to the underlying shares.

Analysis—No "Offer" or "Sale" Under Equity Compensation Program

As counsel to Hertz, based on the facts and analysis set forth herein, it is our legal opinion that the proposed Grants to non-affiliate employees described above do not require registration under the Securities Act because of the absence of an "offer" or "sale" for purposes of Section 2(a)(3) of the Securities Act.

The Securities Act provides that every offer or sale of a security made through the use of the mails or interstate commerce must be either registered under the Securities Act or exempt from such registration. The Commission has previously indicated that stock awarded at no direct cost to "a relatively broad class of employees" does not constitute a "sale" for purposes of Section 2(a)(3) of the Securities Act, as the employees "do not individually bargain to contribute cash or other tangible or definable consideration to such plans."[1] As indicated in the 1980 Release, "[t]he basis for this position generally has been that there is no 'sale' in the Securities Act sense to employees, since such persons do not individually bargain to contribute cash or other tangible or definable consideration to such plans."[2] The Grants, which will be broad-based, involuntary and non-contributory, will be issued under the Plan and, as with grants made in previous years, are intended to form incentive compensation to the applicable employee. The award recipients will not provide separate "value" for the Grants and will not individually negotiate or bargain to contribute cash or other definable consideration in connection with the Grants made pursuant to the Plan. Accordingly, the Grants will not constitute a "sale" of securities or an "offer to sell" securities as such terms are defined in Section 2(a)(3) of the Securities Act and, therefore, do not require registration under Section 5 of the Securities Act. As further indicated in the 1980 Release, one of the principles underlying the Staff's position is that registration of bonus stock would "serve little purpose ... since employees in almost all instances would decide to participate if given the opportunity."[3] The Company has no reason to believe that any of its employees would refuse to participate in the Grants contemplated herein.

On several occasions, the Staff has confirmed its decision not to recommend enforcement action in situations where employer-issuers have made awards of various forms of equity-based compensation to their employees, without compliance with the registration provisions of the Securities Act, based upon the theory that such awards are not a "sale" within the meaning of Section 2(a)(3) of the Securities Act.[4]

In Verint, the Staff did not object to Verint's proposed award of restricted stock units to its employees on a "no sale" basis while Verint was not current in its Exchange Act reporting obligations due to Verint's ongoing investigation and review of its financial statements for previous years. We agree with the position taken by Verint's counsel in the letter that the

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[1] See SEC Rel. No. 33-6188 (Feb. 1, 1980 (the "1980 Release")), at Section II.A.5.d.
[2] Id.
[3] Id.
[4] See Verint Systems Inc. (May 24, 2007); Goldman Sachs Group, L.P. (August 24, 1998).

appropriate focus of the "no-sale" analysis should be on whether the employee is making an investment decision with respect to the Grants. As indicated above, the Company is awarding the Grants to a broad group of non-affiliate employees for compensatory purposes and is not requiring any employee to surrender cash, securities or other property in exchange for the Grants (except as required to comply with applicable tax withholding requirements), nor is the Company requiring any such employee to enter into any agreement or covenant in exchange for the Grants, other than a customary award agreement which would not contain any covenants other than with respect to compliance with applicable securities and tax laws and regulations and the terms of the award itself. The Grants are not being awarded to any employee as a result of an employment agreement or any other written or unwritten employment arrangement. The Company has made equity awards in the past to substantially the same pool of non-affiliate employees. As a result, no employee is making an investment decision in receiving the Grants. We do not believe this conclusion is altered by the presence of customary vesting and forfeiture provisions in the award agreements tied to continued employment with the Company and, in the case of PSUs, achievement of EBITDA targets.

As in the case of the grants addressed in similar no-action letters, and in accordance with the 1980 Release, the Grants will be non-contributory and will be offered to non-affiliate employees who do not individually negotiate or bargain to contribute cash or other definable consideration in exchange for the Grants.[5] A recipient of the Grants will not make an investment decision with respect to receipt of the Grants, will not provide any value to the Company in return, and will have no control over vesting (other than a decision by a recipient to terminate his or her employment with Hertz before the applicable vesting date). Thus, the Grants will not be a Section 5 event of sale. The Staff's interpretive and no-action letters in this area make clear that an employee's continued service throughout a prescribed vesting period before he or she can realize the economic benefits of a particular award does not constitute a surrender of value to the employer that would transform such broad-based awards into "sales" of the securities underlying the awards within the scope of Section 2(a)(3) of the Securities Act.[6]

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company makes the Grants described herein without registration in reliance on our opinion as counsel based on the facts and analysis set forth herein that the Grants do not involve a "sale" or "offer to sell" for purposes of Section 2(a)(3) of the Securities Act.

[5] See footnote 84 to the 1980 Release.
[6] See Verint; UnionBanCal Corporation (Nov. 2010).

If you have any additional questions or any require further information, please call the undersigned at 1-202-639-6038.

Thank you for your attention to this matter.

Sincerely,

William L. Tolbert, Jr.

William L. Tolbert, Jr.
Jenner & Block LLP
1099 New York Avenue, NW Suite 900
Washington, DC 20001-4412

Exhibit A

Hertz Global Holdings, Inc. 2008 Omnibus Plan

See attached

HERTZ GLOBAL HOLDINGS, INC.
2008 OMNIBUS INCENTIVE PLAN

(as amended and restated effective as of March 4, 2010)

ARTICLE I

PURPOSES

The purposes of the Plan are to foster and promote the long-term financial success of the Company and the Subsidiaries and materially increase shareholder value by (*a*) motivating superior performance by Participants, (*b*) providing Participants with an ownership interest in the Company, and (*c*) enabling the Company and the Subsidiaries to attract and retain the services of outstanding Employees upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent.

ARTICLE II

DEFINITIONS

2.1 *Certain Definitions*. Capitalized terms used herein without definition shall have the respective meanings set forth below:

"*Adjustment Event*" means any dividend payable in capital stock, stock split, share combination, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other similar event affecting the Common Stock.

"*Affiliate*" means, with respect to any person, any other person controlled by, controlling or under common control with such person.

"*Alternative Award*" has the meaning given in Section 9.2.

"*Award*" means any Option, Stock Appreciation Right, Performance Stock, Performance Stock Unit, Performance Unit, Restricted Stock, Restricted Stock Unit, Share Award or Deferred Stock Unit granted pursuant to the Plan, including an Award combining two or more types in a single grant.

"*Award Agreement*" means any written agreement, contract, or other instrument or document evidencing any Award granted by the Committee pursuant to the Plan. The terms of any plan or guideline adopted by the Committee and applicable to an Award shall be deemed incorporated in and part of the related Award Agreement. The Committee may provide for the use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the Participant's acceptance of, or actions under, an Award Agreement unless otherwise expressly specified herein. In the event of any inconsistency or conflict between the terms of the Plan and an Award Agreement, the terms of the Plan shall govern.

"*Business*" has the meaning given in Section 5.5.

"*Board*" means the Board of Directors of the Company.

"*Carlyle Investors*" means, collectively, (*i*) Carlyle Partners IV, L.P., (*ii*) CEP II Participations S.àr.l., (*iii*) CP IV Co-investment, L.P., and (*iv*) CEP II U.S. Investments, L.P.

"*Cause*" means, except as otherwise defined in an Award Agreement, with respect to any Participant (as determined by the Committee) (*i*) willful and continued failure to perform substantially the Participant's material duties with the Company (other than any such failure resulting from the Participant's incapacity as a result of physical or mental illness) after a written demand for substantial performance specifying the manner in which the Participant has not performed such duties is delivered to the Participant by the person or entity that supervises or manages the Participant, (*ii*) engaging in willful and serious misconduct that is injurious to the Company or any of its Subsidiaries, (*iii*) one or more acts of fraud or personal dishonesty resulting in or intended to result in personal enrichment at the expense of the Company or any of its Subsidiaries, (*iv*) substantial abusive use of alcohol, drugs or similar substances that, in the sole judgment of the Company, impairs the Participant's job performance, (*v*) material violation of any Company policy that results in harm to the Company or any of its Subsidiaries or (*vi*) indictment for or conviction of (or plea of guilty or *nolo contendere*) to a felony or of any crime (whether or not a felony) involving moral turpitude. A "Termination for Cause," shall include a determination by the Committee following a Participant's termination of employment for any other reason that, prior to such termination of employment, circumstances constituting Cause existed with respect to such Participant.

"*CDR Investors*" means, collectively, (*i*) Clayton, Dubilier & Rice Fund VII, L.P., (*ii*) CDR CCMG Co-Investor L.P., and (*iii*) CD&R Parallel Fund VII, L.P.

"*Change in Control*" means the first occurrence of any of the following events after the effective date of the Plan:

(a) the acquisition by any person, entity or "group" (as defined in Section 13(d) of the Exchange Act), other than the Company, the Subsidiaries, any employee benefit plan of the Company or the Subsidiaries, or any of the Investors, of 50% or more of the combined voting power of the Company's then outstanding voting securities;

(b) within any 24-month period, the Incumbent Directors shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company; *provided* that any director elected to the Board, or nominated for election, by a majority of the Incumbent

Directors then still in office shall be deemed to be an Incumbent Director for purposes of this clause (b);

(c) the merger or consolidation of the Company as a result of which persons who were owners of the voting securities of the Company, immediately prior to such merger or consolidation, or any or all of the Investors, do not, immediately thereafter, own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company.

(d) the approval by the Company's shareholders of the liquidation or dissolution of the Company other than a liquidation of the Company into any Subsidiary or a liquidation a result of which persons who were stockholders of the Company immediately prior to such liquidation, or any or all of the Investors, own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the entity that holds substantially all of the assets of the Company following such event; and

(e) the sale, transfer or other disposition of all or substantially all of the assets of the Company to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, Affiliates of the Company.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to occur if the Company files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

"*Change in Control Price*" means the price per share on a fully diluted basis offered in conjunction with any transaction resulting in a Change in Control, as determined in good faith by the Committee as constituted before the Change in Control, if any part of the offered price is payable other than in cash.

"*Code*" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

"*Committee*" means the Compensation Committee of the Board or, if applicable, the delegate of the Compensation Committee of the Board as permitted or required herein.

"*Common Stock*" means the common stock, par value $0.01 per share, of the Company and any other securities into which the Common Stock is changed or for which the Common Stock is exchanged.

"*Company*" means Hertz Global Holdings, Inc., a Delaware corporation, and any successor thereto.

"*Covered Period*" has the meaning given in Section 5.5.

"*Deferred Annual Amount*" has the meaning given in Section 8.1.

"*Deferred Stock Unit*" means a Participant's contractual right to receive a stated number of shares of Common Stock or, if provided by the Committee on or after the grant date, cash equal to the Fair Market Value of such shares of Common Stock or any combination of shares of Common Stock and cash having an aggregate Fair Market Value equal to such stated number of shares of Common Stock, under the Plan at the end of a specified period of time.

"*Disability*" means, unless otherwise provided in an Award Agreement, a physical or mental disability or infirmity that prevents or is reasonably expected to prevent the performance of a Participant's employment-related duties for a period of six months or longer and, within 30 days after the Company notifies the Participant in writing that it intends to terminate his employment, the Participant shall not have returned to the performance of his employment-related duties on a full-time basis; *provided*, that (*i*) for purposes of Section 5.3(a) in respect of ISOs, the term "Disability" shall have the meaning assigned to the term "Permanent and Total Disability" by section 22(e)(3) of the Code (*i.e.*, physical or mental disability or infirmity lasting not less than 12 months), and (*ii*) with respect to any Award that constitutes deferred compensation subject to section 409A of the Code, "Disability" shall have the meaning set forth in section 409A(a)(2)(c) of the Code. The Committee's reasoned and good faith judgment of Disability shall be final, binding and conclusive, and shall be based on such competent medical evidence as shall be presented to it by such Participant and/or by any physician or group of physicians or other competent medical expert employed by the Participant or the Company to advise the Committee. Notwithstanding the foregoing (but except in the case of ISOs and awards subject to section 409A of the Code), with respect to any Participant who is a party to an employment agreement with the Company or any Subsidiary, "Disability" shall have the meaning, if any, specified in such Participant's employment agreement.

"*Dividend Equivalents*" means an amount equal to any dividends and distributions paid by the Company with respect to the number of shares of Common Stock subject to an Award.

"*Employee*" means any non-employee director, officer or employee of, or any natural person who is a consultant to, the Company or any Subsidiary.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

"*Executive Officer*" means each person who is an officer of the Company or any Subsidiary and who is subject to the reporting requirements under Section 16(a) of the Exchange Act.

"*Fair Market Value*" means, unless otherwise defined in an Award Agreement, as of any date, the closing price of one share of Common Stock on the New York Stock Exchange (or on such other recognized market or quotation system on which the trading prices of Common Stock are traded or quoted at the relevant time) on the date as of which such Fair Market Value is determined. If there are no Common Stock transactions reported on the New York Stock Exchange (or on such other exchange or system as described above) on such date, Fair Market

Value shall mean the closing price for a share of Common Stock on the immediately preceding day on which Common Stock transactions were so reported.

"*Incumbent Director*" means, with respect to any period of time specified under the Plan for purposes of determining a Change in Control, the persons who were members of the Board at the beginning of such period; *provided*, that a director elected, or nominated for election, to the Board in connection with a proxy contest shall not be considered an Incumbent Director.

"*Initial Investors*" means, collectively, the Carlyle Investors, the CDR Investors and the Merrill Lynch Investors.

"*Investors*" means, collectively, (*i*) the Initial Investors, (*ii*) TC Group L.L.C. (which operates under the trade name The Carlyle Group), (*iii*) Clayton, Dubilier & Rice, Inc., (*iv*) Merrill Lynch Global Partners, Inc., (*v*) any Affiliate of any of the foregoing, including any investment fund or vehicle managed, sponsored or advised by any of the foregoing, and (*vi*) any successor in interest to any of the foregoing.

"*ISOs*" has the meaning given in Section 5.1(a).

"*Merrill Lynch Investors*" means, collectively, (*i*) ML Global Private Equity Fund, L.P., (*ii*) Merrill Lynch Ventures L.P. 2001, (*iii*) CMC-Hertz Partners, L.P., and (*iv*) ML Hertz Co-Investor, L.P.

"*New Employer*" means a Participant's employer, or the parent or a subsidiary of such employer, immediately following a Change in Control.

"*NSOs*" has the meaning given in Section 5.1(a).

"*Option*" means the right granted to a Participant pursuant to the Plan to purchase a stated number of shares of Common Stock at a stated price for a specified period of time.

"*Option/SAR Financial Gain*" has the meaning given in Section 5.5.

"*Participant*" means any Employee or prospective Employee designated by the Committee to receive an Award under the Plan.

"*Performance Period*" means the period, as determined by the Committee, during which the performance of the Company, any Subsidiary, any business unit and any individual is measured to determine whether and the extent to which the applicable performance measures have been achieved, *provided* that each such period shall be no greater than five years in length.

"*Performance Stock*" means a grant of a stated number of shares of Common Stock to a Participant under the Plan that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the completion of the applicable Performance Period (or such portion of the applicable Performance Period as otherwise provided in Article VI).

"*Performance Stock Unit*" means a Participant's contractual right to receive a stated number of shares of Common Stock or, if provided by the Committee on or after the grant date, cash equal to the Fair Market Value of such shares of Common Stock or any combination of shares of Common Stock and cash having an aggregate Fair Market Value equal to such stated number of shares of Common Stock, under the Plan at a specified time that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the completion of the applicable Performance Period (or such portion of the applicable Performance Period as otherwise provided in Article VI).

"*Performance Unit*" means a Participant's contractual right to receive a cash-denominated award, payable in cash or shares of Common Stock or a combination thereof, under the Plan at a specified time that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the applicable Performance Period (or such portion of the applicable Performance Period as otherwise provided in Article VI).

"*Performance-Based Financial Gain*" has the meaning given in Section 6.7.

"*Permitted Transferee*" has the meaning given in Section 11.1.

"*Plan*" means this Hertz Global Holdings, Inc. 2008 Omnibus Incentive Plan, as the same may be interpreted by the Committee and/or be amended from time to time.

"*Prior Plans*" means the Hertz Global Holdings, Inc. Stock Incentive Plan and the Hertz Global Holdings, Inc. Director Stock Incentive Plan.

"*Replacement Award*" means an Award made to employees of companies or businesses acquired by the Company to replace incentive awards and opportunities held by such employees prior to such acquisition.

"*Restricted Stock*" means a grant of a stated number of shares of Common Stock to a Participant under the Plan that is forfeitable by the Participant until the completion of a specified period of future service, or until otherwise determined by the Committee or in accordance with the Plan.

"*Restricted Stock Unit*" means a Participant's contractual right to receive a stated number of shares of Common Stock or, if provided by the Committee on or after the grant date, cash equal to the Fair Market Value of such shares of Common Stock or any combination of shares of Common Stock and cash having an aggregate Fair Market Value equal to such stated number of shares of Common Stock, under the Plan at the end of a specified period of time that is forfeitable by the Participant until the completion of a specified period of future service, or until otherwise determined by the Committee or in accordance with the Plan.

"*Restriction-Based Financial Gain*" has the same meaning given in Section 7.6.

"*Restriction Period*" means (*i*) with respect to any Performance Stock, Performance Stock Unit or Performance Unit, the period beginning on the grant date of such Award and ending on the certification by the Committee that the performance objectives or objectives for the applicable Performance Period have been attained (in whole or in part) in accordance with Section 6.2(d), (*ii*) with respect to any Restricted Stock or Restricted Stock Unit, the Restriction Period specified in the Award Agreement evidencing such Award, and (*iii*) with respect to any freestanding Deferred Stock Unit as to which the Committee has specified a Restriction Period in accordance with Section 8.4, the Restriction Period so specified.

"*Retained Award*" has the meaning given in Section 6.6(a).

"*Retained Retirement Award*" has the meaning given in Section 6.6(b).

"*Retirement*" means, except as otherwise defined in an Award Agreement, a Participant's retirement from active employment with the Company and any Subsidiary at or after such Participant attains age 65, or after such Participant attains age 55 and has provided, at minimum, 10 years of service to the Company or any Subsidiary.

"*Share Award*" means an Award of unrestricted shares of Common Stock pursuant to Section 7.8 of the Plan.

"*Stock Appreciation Right*" means, with respect to shares of Common Stock, the right to receive a payment from the Company in cash and/or shares of Common Stock equal to the product of (*i*) the excess, if any, of the Fair Market Value of one share of Common Stock on the exercise date over a specified base price fixed by the Committee on the grant date, multiplied by (*ii*) a stated number of shares of Common Stock.

"*Subsidiary*" means any corporation in which the Company owns, directly or indirectly, stock representing 50% or more of the combined voting power of all classes of stock entitled to vote, and any other business organization, regardless of form, in which the Company possesses, directly or indirectly, 50% or more of the total combined equity interests in such organization.

"*Vesting Date*" means (*i*) with respect to any Performance Stock, Performance Stock Unit, Performance Unit, Restricted Stock or Restricted Stock Unit, the expiration date of the applicable Restriction Period, and (*ii*) with respect to any Option or Stock Appreciation Right, the date such Award first becomes exercisable in accordance with the Plan and the Award Agreement evidencing such Award.

"*Wrongful Conduct*" has the meaning given in Section 5.5.

"*Wrongful Conduct Period*" has the meaning given in Section 5.5.

2.2 *Gender and Number*. Except when otherwise indicated by the context, words in the masculine gender used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

ARTICLE III

POWERS OF THE COMMITTEE

3.1 *Eligibility and Participation.* Participants in the Plan shall be those Employees designated by the Committee (or its delegate) to participate in the Plan.

3.2 *Power to Grant and Establish Terms of Awards.* The Committee shall have the authority, subject to the terms of the Plan, to determine the Employees to whom Awards shall be granted, the type or types of Awards to be granted and the terms and conditions of any and all Awards including, but not limited to, the number of shares of Common Stock subject to an Award, the time or times at which Awards shall be granted, and the terms and conditions of applicable Award Agreements. The Committee may establish different terms and conditions for different types of Awards, for different Participants receiving the same type of Award, and for the same Participant for each type of Award such Participant may receive, whether or not granted at the same or different times.

3.3 *Administration.* The Committee shall be responsible for the administration of the Plan. Any Awards granted by the Committee may be subject to such conditions, not inconsistent with the terms of the Plan, as the Committee shall determine. The Committee shall have authority to prescribe, amend and rescind rules and regulations relating to the Plan, to provide for conditions deemed necessary or advisable to protect the interests of the Company, to interpret the Plan and to make all other determinations necessary or advisable for the administration and interpretation of the Plan and to carry out its provisions and purposes. Any determination, interpretation or other action made or taken (including any failure to make any determination or interpretation, or take any other action) by the Committee pursuant to the provisions of the Plan, shall, to the greatest extent permitted by law, be within its sole and absolute discretion and shall be final, binding and conclusive for all purposes and upon all persons and shall be given deference in any proceeding with respect thereto. The Committee may appoint accountants, actuaries, counsel, advisors and other persons that it deems necessary or desirable in connection with the administration of the Plan. The Committee's determinations under the Plan need not be uniform and may be made by the Committee selectively among persons who receive, or are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated. To the maximum extent permitted by law, no member of the Committee shall be liable for any action taken or decision made in good faith relating to the Plan or any Award hereunder.

3.4 *Delegation by the Committee.* The Committee may delegate, subject to such terms or conditions or guidelines as it shall determine, to any officer or group of officers, or director or group of directors of the Company (including to a subcommittee of members of the Compensation Committee of the Board) or its affiliates any portion of its authority and powers under the Plan with respect to Participants who are not Executive Officers; *provided*, that any delegation to one or more officers of the Company shall be subject to section 157(c) of the Delaware General Corporation Law (or successor provision). Only the Committee may select, grant, administer, or exercise any other discretionary authority under the Plan in respect of Awards granted to such Participants who are Executive Officers. Notwithstanding the foregoing, (*i*) with respect to any Award intended to qualify as "performance-based" compensation under section 162(m) of the Code, the Committee shall consist solely of two or more "outside directors" within the meaning of the regulations promulgated under section 162(m) of the Code, and (*ii*) with respect to any award intended to qualify for the exemption contained in Rule 16b-3 promulgated under the Exchange Act, the Committee shall consist solely of two or more "non-employee directors" within the meaning of such Rule, or, in the alternative, of the entire Board.

3.5 *Participants Based Outside the United States.* In order to conform with provisions of local laws and regulations in foreign countries in which the Company or its Subsidiaries operate, the Committee may (*i*) modify the terms and conditions of Awards granted to Participants employed outside the United States, (*ii*) establish subplans with modified exercise procedures and such other modifications as may be necessary or advisable under the circumstances presented by local laws and regulations, and (*iii*) take any action which it deems advisable to obtain, comply with or otherwise reflect any necessary governmental regulatory procedures, exemptions or approvals with respect to the Plan or any subplan established hereunder; provided, however, that the Committee may not make any sub-plan that (a) increases the limitations contained in Section 4.3, (b) increases the number of shares available under the Plan, as set forth in Section 4.1; or (c) causes the Plan to cease to satisfy any conditions under Rule 16b-3 under the Exchange Act or causes the grant of any performance Award to fail to qualify for an income tax deduction pursuant to section 162(m) of the Code. Subject to the foregoing, the Committee may amend, modify, administer or terminate such sub-plans, and prescribe, amend and rescind rules and regulations relating to such sub-plans.

ARTICLE IV

STOCK SUBJECT TO PLAN

4.1 *Number*. Subject to the provisions of this Article IV, the maximum number of shares of Common Stock available for Awards under the Plan shall not exceed 17,700,000 shares of Common Stock (all of which may be the subject of ISOs granted under the Plan); provided, however, that if the Company's shareholders so approve at the 2010 shareholder meeting, the maximum number of shares of Common Stock available for Awards under the Plan shall not exceed 32,700,000 shares of Common Stock (all of which may be the subject of ISOs granted under the Plan). The shares of Common Stock to be delivered under the Plan may consist, in whole or in part, of Common Stock held in treasury or authorized but unissued shares of Common Stock, not reserved for any other purpose.

4.2 *Canceled, Terminated, or Forfeited Awards, etc.* Shares subject to any Award granted under the Plan (other than Replacement Awards) that for any reason are canceled, terminated, forfeited, settled in cash or otherwise settled without the issuance of Common Stock after the effective date of the Plan shall be available for grant under the Plan. Replacement Awards that for any reason are canceled, terminated, forfeited, settled in cash or otherwise settled without the issuance of Common Stock after the effective date of the Plan shall not be available for grant under the Plan. Without limiting the generality of Section 4.1 hereof, (*i*) shares of Common Stock tendered by a Participant or withheld by the Company to pay the exercise price of any Options, or to satisfy any tax withholding obligations pursuant to Section 11.4, shall be available for grant under the Plan, (*ii*) upon settlement of Stock Appreciation Rights, a number of shares of Common Stock equal to (x) the number of shares subject to the Stock Appreciation Rights minus (y) that number of shares delivered to the Participant shall again be available for grant under the Plan, and (*iii*) shares of Common Stock issued in connection with Awards that are assumed, converted or substituted pursuant to an Adjustment Event or Change in Control (*i.e.*, Alternative Awards), or issued in connection with Replacement Awards, shall not be counted against the maximum limitation specified in Section 4.1. For purposes of this Article IV, if a Stock Appreciation Right is granted in tandem with an Option so that only one may be exercised with the other being surrendered on such exercise in accordance with Section 5.2(b), the number of shares subject to the tandem Option and Stock Appreciation Right award shall only be taken into account once (and not as to both Awards).

4.3 *Individual Award Limitations.* Subject to the provisions of Sections 4.2 and 4.4, the following individual Award limits shall apply:

(a) During any 36-month period, no Participant shall receive Options or Stock Appreciation Rights covering more than 5,000,000 shares of Common Stock;

(b) During any 36-month period, no Participant shall receive any awards of Performance Stock or Performance Stock Units covering more than 5,000,000 shares of Common Stock; and

(c) During any calendar year, the maximum dollar amount of cash which may be earned in connection with the grant of Performance Units may not exceed $7,500,000.

4.4 *Adjustment in Capitalization.* In the event of any Adjustment Event affecting the Common Stock, the Committee shall make an equitable and proportionate anti-dilution adjustment to offset any resultant change in the pre-share price of the Common Stock and preserve the intrinsic value of Options and any other Awards granted under the Plan. Such mandatory adjustment may include a change in any or all of (*a*) the number and kind of shares of Common Stock which thereafter may be awarded or optioned and sold under the Plan (including, but not limited to, adjusting any limits on the number and types of Awards that may be made under the Plan), (*b*) the number and kind of shares of Common Stock subject to outstanding Awards, and (*c*) the grant, exercise or conversion price with respect to any Award. In addition, the Committee may make provisions for a cash payment to a Participant or a person who has an outstanding Award. The number of shares of Common Stock subject to any Award shall be rounded to the nearest whole number. Any such adjustment shall be consistent with sections 424, 409A and 162(m) of the Code to the extent the Awards subject to adjustment are subject to such sections of the Code.

4.5 *Prohibition Against Repricing*. Except to the extent (*i*) approved in advance by a majority of the shares of the Company entitled to vote generally in the election of directors or (*ii*) as a result of any Adjustment Event, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price of any outstanding Option or base price of any outstanding Stock Appreciation Right or to grant any new Award, or make any cash payment, in substitution for or upon the cancellation of Options or Stock Appreciation Rights previously granted.

ARTICLE V

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

5.1 *Options*.

(a) *Grant*. Options may be granted to Participants at such time or times as shall be determined by the Committee. Options pursuant to this Plan may be of two types: (*i*) "incentive stock options" within the meaning of section 422 of the Code ("*ISOs*") and (*ii*) non-statutory stock options ("*NSOs*"), which are not ISOs. The grant date of an Option under the Plan will be the date on which the Option is awarded by the Committee or such other future date as the Committee shall determine. Each Option shall be evidenced by an Award Agreement that shall specify the type of Option granted, the exercise price, the duration of the Option, the number of shares of Common Stock to which the Option pertains, and such other conditions as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. No Option shall be an ISO unless so designated by the Committee at the time of grant or in the Award Agreement evidencing such Option, and which otherwise meets the requirements of section 422 of the Code.

(b) *Exercise Price*. Each Option granted pursuant to the Plan shall have an exercise price per share of Common Stock determined by the Committee; *provided*, that except in the case of Replacement Awards, such per share exercise price may not be less than the Fair Market Value of one share of Common Stock on the Option grant date.

(c) *Exercisability*. Each Option awarded to a Participant under the Plan shall become exercisable based on the performance of a minimum period of service or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date. No Option shall be exercisable on or after the tenth anniversary of its grant date. Except as otherwise provided in the Plan, the applicable Award Agreement or as determined by the Committee at or after the grant date, after becoming exercisable each installment of an Option shall remain exercisable until expiration, termination or cancellation of the Option and, until such time, may be exercised from time to time in whole or in part, up to the total number of shares of Common Stock with respect to which it is then exercisable.

(d) *Payment*. The Committee shall establish procedures governing the exercise of Options, which procedures shall generally require that written notice of exercise thereof be given and that the exercise price thereof and any applicable withholding tax obligations be paid in full at the time of exercise (*i*) in cash or cash equivalents, including by personal check, (*ii*) through delivery of shares of Common Stock (either in full or in part, and including actual delivery or delivery by attestation), including, but not limited to, the election by the Participant to reduce the number of shares of Common Stock that are subject to the portion of the Options being exercised having a Fair Market Value equal to such portion, or (*iii*) in accordance with such other procedures or in such other forms as the Committee shall from time to time determine, which may include a broker-assisted cashless exercise arrangement.

5.2 *Stock Appreciation Rights.*

(a) *Grant*. Stock Appreciation Rights may be granted to Participants at such time or times as shall be determined by the Committee. Stock Appreciation Rights may be granted in tandem with Options which, unless otherwise determined by the Committee at or after the grant date, shall have substantially similar terms and conditions to such Options to the extent applicable, or may granted on a freestanding basis, not related to any Option. The grant date of any Stock Appreciation Right under the Plan will be the date on which the Stock Appreciation Right is awarded by the Committee or such other future date as the Committee shall determine. No Stock Appreciation Right shall be exercisable on or after the tenth anniversary of its grant date. Stock Appreciation Rights shall be evidenced in writing, whether as part of the Award Agreement governing the terms of the Options, if any, to which such Stock Appreciation Right relates or pursuant to a separate Award Agreement with respect to freestanding Stock Appreciation Rights, in each case, containing such conditions as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters.

(b) *Exercise*. Stock Appreciation Rights awarded to a Participant under the Plan shall become exercisable based on the performance of a minimum period of service or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date. Stock Appreciation Rights that are granted in tandem with an Option may only be exercised upon the surrender of the right to exercise such Option for an equivalent number of shares of Common Stock, and may be exercised only with respect to the shares of Common Stock for which the related Option is then exercisable.

(c) *Settlement*. Subject to Section 11.4, upon exercise of a Stock Appreciation Right, the Participant shall be entitled to receive payment in the form, determined by the Committee, of cash or shares of Common Stock having a Fair Market Value equal to such cash amount, or any combination of shares of Common Stock and cash having an aggregate Fair Market Value equal to such cash amount, determined by multiplying:

(i) any increase in the Fair Market Value of one share of Common Stock on the exercise date over the price fixed by the Committee on the grant date of such Stock Appreciation Right, which may not be less than the Fair Market Value of a share of Common Stock on the grant date of such Stock Appreciation Right (except if awarded in tandem with an Option but after the grant date of such Option, then not less than the exercise price of such Option), by

(ii) the number of shares of Common Stock with respect to which the Stock Appreciation Right is exercised.

Notwithstanding the foregoing, on the grant date the Committee may establish a maximum amount per share which will be payable upon exercise of a Stock Appreciation Right. To the extent permitted by applicable law (including section 409A of the Code), upon such terms and conditions as the Committee may establish from time to time, a Participant may be permitted to defer the receipt of cash and/or shares of Common Stock otherwise deliverable upon exercise of a Stock Appreciation Right.

5.3 *Termination of Employment.*

(a) *Death or Disability.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment terminates by reason of such Participant's death or Disability, any Options and Stock Appreciation Rights granted to such Participant, whether or not exercisable on or prior to the date of such termination, shall, subject to Section 9.1, be exercisable by the Participant (or the Participant's designated beneficiary, as applicable) at any time prior to the first anniversary of the Participant's termination of employment or the expiration of the term of the Options and Stock Appreciation Rights, whichever period is shorter, and thereafter any Options and Stock Appreciation Rights that have not been exercised shall be forfeited and canceled.

(b) *Retirement.* Unless otherwise determined by the Committee at or after the grant date or as provided in the next following paragraph, if a Participant's employment terminates as a result of his or her Retirement, then (x) the Participant may exercise any Options and Stock Appreciation Rights that are exercisable on the date of such Retirement until the earlier of (*i*) the 90th day following the date of such Retirement or, if later, the 90th day following expiration of any blackout period in effect with respect to such Options or Stock Appreciation Rights, and *(ii)* the expiration of the term of such Options or Stock Appreciation Rights, and (y) any Options and Stock Appreciation Rights that are not exercisable upon the Participant's Retirement shall be forfeited and canceled as of the date of such Retirement.

Notwithstanding the foregoing, if the Committee in its discretion requests, and the Participant agrees to, a release of claims and to be bound by restrictive covenants in such form and having such terms as the Committee shall determine, which may include non-competition, non-solicitation, non-disclosure and non-disparagement covenants, then, during the three-year period following the Participant's Retirement, subject to Section 9.1, (*i*) the Options and Stock Appreciation Rights granted to such Participant that are not exercisable on the date of his or her

Retirement shall continue to become exercisable in accordance with their respective terms during such three-year period as if such Participant's employment had not terminated, and (*ii*) the Options and Stock Appreciation Rights that are exercisable on the date of the Participant's Retirement plus those Options and Stock Appreciation Rights that become exercisable pursuant to the immediately preceding clause may be exercised by the Participant (or the Participant's beneficiary or legal representative) until the earlier of (*A*) (*i*) the third anniversary of the Participant's Retirement or (*ii*) if the Participant dies prior to the third anniversary of the Participant's Retirement, the twelve-month anniversary following the date of the Participant's death, and (*B*) the expiration of the term of such Options or Stock Appreciation Rights. Upon the expiration of such period, all Options and Stock Appreciation Rights not previously exercised by the Participant shall be forfeited and canceled. If the Participant violates any such restrictive covenants during such three-year period, as determined by the Committee in its sole discretion, all Options and Stock Appreciation Rights granted to such Participant, whether or not then exercisable, shall be immediately forfeited and canceled as of the date of such violation.

(c) *For Cause.* If a Participant's employment with the Company or any Subsidiary is terminated for Cause, all Options and Stock Appreciation Rights granted to such Participant which are then outstanding (whether or not exercisable on or prior to the date of such termination) shall be immediately forfeited and canceled.

(d) *Without Cause.* If a Participant's employment with the Company or any Subsidiary is terminated by the Company without Cause, then (x) the Participant may exercise any Options and Stock Appreciation Rights that are exercisable on the date of such termination until the earlier of (*i*) the 90th day following the date of such termination or, if later, the 90th day following expiration of any blackout period in effect with respect to such Options or Stock Appreciation Rights, and (*ii*) the expiration of the term of such Options or Stock Appreciation Rights, and (y) any Options and Stock Appreciation Rights that are not exercisable upon the Participant's termination shall be forfeited and canceled as of the date of such termination.

(e) *Any Other Reason.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment is terminated for any reason other than the ones described in Section 5.3(a), (b), (c), or (d) the Participant may exercise any Options and Stock Appreciation Rights that are exercisable on the date of such termination until the earlier of (*i*) the 30th day following the date of such termination or, if later, the 30th day following expiration of any blackout period in effect with respect to such Options or Stock Appreciation Rights, and (*ii*) the expiration of the term of such Options or Stock Appreciation Rights. Any Options and Stock Appreciation Rights that are not exercisable upon termination of a Participant's employment shall be forfeited and canceled as of the date of such termination.

5.4 *Committee Discretion.* Notwithstanding anything to the contrary contained in this Article V, the Committee may, at or after the date of grant, accelerate or waive any conditions to the exercisability of any Option or Stock Appreciation Right granted under the Plan, and may permit all or any portion of any such Option or Stock Appreciation Right to be exercised following a Participant's termination of employment for any reason on such terms and subject to such conditions as the Board shall determine for a period up to and including, but not beyond, the expiration of the term of such Options or Stock Appreciation Rights.

5.5 *Forfeiture.* Unless otherwise determined by the Committee at or after the grant date, notwithstanding anything contained in this Plan to the contrary, if, during the period commencing with a Participant's employment with the Company or any Subsidiary, and continuing until the first anniversary of the later of (*i*) the Participant's employment termination and (*ii*) the expiration of any post-termination exercise period (the "*Covered Period*") the Participant, except with the prior written consent of the Committee,

(a) directly or indirectly, owns any interest in, operates, joins, controls or participates as a partner, director, principal, officer, or agent of, enters into the employment of, acts as a consultant to, or performs any services for any entity which has operations that compete with any business of the Company and the Subsidiaries in which the Participant was employed (in any capacity) in any jurisdiction in which such business is engaged, or in which any of the Company and the Subsidiaries have documented plans to become engaged of which the Participant has knowledge at the time of the Participant's termination of employment (the "*Business*"), except where (*x*) the Participant's interest or association with such entity is unrelated to the Business, (*y*) such entity's gross revenue from the Business is less than 10% of such entity's total gross revenue, and (*z*) the Participant's interest is directly or indirectly less than two percent (2%) of the Business;

(b) directly or indirectly, solicits for employment, employs or otherwise interferes with the relationship of the Company or any of its Affiliates with any natural person throughout the world who is or was employed by or otherwise engaged to perform services for the Company or any of its Affiliates at any time during the Participant's employment with the Company or any Subsidiary (in the case of any such activity during such time) or during the twelve-month period preceding such solicitation, employment or interference (in the case of any such activity after the termination of the Participant's employment); or

(c) directly or indirectly, discloses or misuses any confidential information of the Company or any of its Affiliate (such activities in subsections (a), (b) and (c) hereof to be collectively and individually referred to as "*Wrongful Conduct*"),

then any Options and Stock Appreciation Rights granted to the Participant hereunder, to the extent they remain unexercised, shall automatically terminate and be canceled upon the date on which the Participant first engaged in such Wrongful Conduct and, in such case or in the case of the Participant's termination for Cause, the Participant shall pay to the Company in cash any Option/SAR Financial Gain the Participant realized from exercising all or a portion of the Options and Stock Appreciation Rights granted hereunder within the twelve-month period ending on the date of the Participant's violation (or such other period as determined by the Committee) (such period, the "*Wrongful Conduct Period*"). For purposes of this Section 5.5, "*Option/SAR Financial Gain*" shall equal, on each date of exercise during the Wrongful Conduct Period, (*I*) with respect to Options, the excess of (*A*) the greater of (*i*) the Fair Market Value on the date of exercise and (*ii*) the Fair Market Value on the date of sale of the Option shares, over (*B*) the exercise price, multiplied by the number of shares of Common Stock subject to such Award (without reduction for any shares of Common Stock surrendered or attested to), and (*II*) with respect to Stock Appreciation Rights, the excess of (*A*) the Fair Market Value on the date of exercise, over (*B*) the exercise price, multiplied by the number of shares of Common Stock subject to such Stock Appreciation Right. Unless otherwise determined by the Committee at or after the grant date, each Award Agreement evidencing the grant of Options and/or Stock Appreciation Rights shall provide for the Participant's consent to and authorization of the Company and the Subsidiaries to deduct from any amounts payable by such entities to such Participant any amounts the Participant owes to the Company under this Section 5.5. This right of set-off is in addition to any other remedies the Company may have against the Participant for the Participant's breach of this Section 5.5. The Participant's obligations under this Section 5.5 shall be cumulative (but not duplicative) of any similar obligations the Participant has under this Plan, any Award Agreement, any Company policy, standard or code (including, without limitation, the Company's Standards of Business Conduct), or any other agreement with the Company or any Subsidiary.

5.6 *Financial Restatements*. An Award Agreement may provide that, in the event that a Participant commits misconduct, fraud or gross negligence (whether or not such misconduct, fraud or gross negligence is deemed or could be deemed to be an event constituting Cause) and as a result of, or in connection with, such misconduct, fraud or gross negligence the Company restates any of its financial statements, the Committee may require any or all of the following:

(a) that the Participant forfeit some or all of the Options and Stock Appreciation Rights held by such Participant at the time of such restatement,

(b) that the Participant forfeit (or pay to the Company) some or all of the shares of Common Stock or cash held by the Participant at the time of such restatement in respect of Options and Stock Appreciation Rights, as applicable, that have been exercised during the twelve-month period prior to the financial restatement (or such other period as determined by the Committee), reduced (in the case of Options) by a number of shares with a Fair Market Value equal to the aggregate exercise price paid by the Participant, and

(c) that the Participant pay to the Company in cash all or a portion of the proceeds that the Participant realized from the sale of shares of Common Stock subject to any Options and Stock Appreciation Rights that had been exercised by the Participant within the period commencing twelve months prior to the financial restatement (or such other period as determined by the Committee), reduced (in the case of Options) by an amount of cash equal to the aggregate exercise price paid by the Participant.

ARTICLE VI

PERFORMANCE STOCK, PERFORMANCE STOCK UNITS AND PERFORMANCE UNITS

6.1 *Grant.* Performance Stock, Performance Stock Units and Performance Units may be granted to Participants at such time or times as shall be determined by the Committee. The grant date of any Performance Stock, Performance Stock Units or Performance Units under the Plan will be the date on which such Performance Stock, Performance Stock Units or Performance Units are awarded by the Committee or on such other future date as the Committee shall determine. Performance Stock, Performance Stock Units and Performance Units shall be evidenced by an Award Agreement that shall specify the number of shares of Performance Stock, the number of Performance Stock Units, or the dollar amount of any Performance Units, as the case may be, to which such Award pertains, the Restriction Period, the Performance Period, and such other conditions as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. No shares of Common Stock will be issued at the time an Award of Performance Stock Units or Performance Units is made, and the Company shall not be required to set aside a fund for the payment of any such Award.

6.2 *Vesting.*

(a) *In General.* Performance Stock, Performance Stock Units and Performance Units granted to a Participant under the Plan shall be subject to a Restriction Period, which shall lapse upon the attainment of specified performance objectives or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date. The Committee shall establish the performance objectives upon which the Restriction Period shall lapse, which, in the case of any such Award intended to qualify as "performance-based" compensation under section 162(m) of the Code, shall be established no later than the 90th day after the applicable Performance Period begins (or such other date as may be required or permitted under section 162(m) of the Code).

(b) *Performance Objectives.* The performance objectives for any grant of Performance Stock, Performance Stock Units, Performance Units or any other Award intended to qualify as "performance-based" compensation under section 162(m) of the Code will be based upon the relative or comparative achievement of one or more of the following criteria, as determined by the Committee: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonus); net earnings; earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of share price; market share; gross profits; earnings (including adjusted pre-tax earnings, earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; total net cash flow; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins, gross margins or cash margin; year-end cash; debt reductions; shareholder equity; market share; regulatory achievements; and implementation, completion or attainment of measurable objectives with respect to customer satisfaction, research, development, products or projects and recruiting and maintaining personnel. The performance objectives for any grant of Performance Stock, Performance Stock Units or Performance Units not intended to qualify as "performance-based" compensation under section 162(m) of the Code will be based on the foregoing or such other criteria as may be determined by the Committee.

(c) *Special Rules Relating to Performance Objectives.* Performance objectives may be established on a Company-wide basis or with respect to one or more Company business units or divisions, or Subsidiaries; and either in absolute terms, relative to the performance of one or more similarly situated companies, or relative to the performance of an index covering a peer group of companies. When establishing performance objectives for the applicable Performance Period, the Committee may exclude any or all "extraordinary items" as determined under U.S. generally acceptable accounting principles including, without limitation, the charges or costs associated with restructurings of the Company, discontinued operations, other unusual or non-recurring items, and the cumulative effects of accounting changes, and as identified in the Company's financial statements, notes to the Company's financial statements or management's discussion and analysis of financial condition and results of operations contained in the Company's most recent report filed with the U.S. Securities and Exchange Commission pursuant to the Exchange Act; *provided*, that the Committee shall have no discretion with respect to any Award intended to qualify as "performance-based" compensation under section 162(m) of the Code if the exercise of such discretion or the ability to exercise such discretion would cause such Award to fail to qualify as "performance-based" compensation under section 162(m) of the Code.

(d) *Certification of Attainment of Performance Objectives.* The Restriction Period with respect to any Performance Stock, Performance Stock Units, Performance Units or any other Award intended to qualify as "performance-based" compensation under section 162(m) of the Code shall lapse upon the written certification by the Committee that the performance objective or objectives for the applicable Performance Period have been attained. The Committee may provide at the time of grant that if the performance objective or objectives are attained in part, the Restriction Period with respect to a specified portion (which may be zero) of the any Performance Stock, Performance Stock Units or Performance Units will lapse and any remaining portion shall be cancelled; *provided*, that the Committee shall have no discretion to take such action with respect to any Award intended to qualify as "performance-based" compensation under section 162(m) of the Code if the exercise of such action or the ability to exercise such action would cause such Award to fail to qualify as "performance-based" compensation under section 162(m) of the Code.

(e) *Newly Eligible Participants.* Notwithstanding anything in this Article VI to the contrary, the Committee shall be entitled to make such rules, determinations and adjustments as it deems appropriate with respect to any Participant who becomes eligible to receive an Award of Performance Stock, Performance Stock Units or Performance Units after the commencement of a Performance Period.

6.3 *Additional Provisions Relating to Performance Stock.*

(a) *Restrictions on Transferability.* Except as otherwise provided in Section 6.6(a), no Performance Stock may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the lapse of the Restriction Period. Thereafter, Performance Stock may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable securities laws, the Award Agreement and any other agreement to which the Performance Stock is subject. The Committee shall require that any stock certificates evidencing any Performance Stock be held in the custody of the Secretary of the Company until the applicable Restriction Period lapses, and that, as a condition of any grant of Performance Stock, the Participant shall have delivered a stock power, endorsed in blank, relating to the shares of Common Stock covered by such Award. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Performance Stock or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 6.3, shall be void and of no effect.

(b) *Legend.* Each certificate evidencing shares of Common Stock subject to an Award of Performance Stock shall be registered in the name of the Participant holding such Performance Stock and shall bear the following (or similar) legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING FORFEITURE) CONTAINED IN THE HERTZ GLOBAL HOLDINGS, INC. 2008 OMNIBUS INCENTIVE PLAN AND THE RELATED AWARD AGREEMENT AND NEITHER THIS CERTIFICATE NOR THE SHARES REPRESENTED BY IT ARE ASSIGNABLE OR OTHERWISE TRANSFERABLE EXCEPT IN ACCORDANCE WITH SUCH PLAN, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY."

(c) *Rights as a Stockholder.* The Committee shall determine whether and to what extent dividends and distributions will be credited to the account of a Participant receiving an Award of Performance Stock. Unless otherwise determined by the Committee at or after the grant date, (*i*) any cash dividends or distributions credited to the Participant's account shall be deemed to have been invested in additional Performance Stock on the payment date established for the related dividend or distribution in an amount per share of Performance Stock equal to the greatest whole number which may be obtained by dividing (*A*) the value of such dividend or distribution on the record date by (*B*) the Fair Market Value of one share of Common Stock on such date, and any such additional Performance Stock shall be subject to the same terms and conditions as are applicable in respect of the Performance Stock with respect to which such dividends or distributions were payable, and, (*ii*) if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the same Restriction Period and other restrictions as apply to the Performance Stock with respect to which they were paid. A Participant holding outstanding Performance Stock shall be entitled to exercise full voting rights and other rights as a stockholder with respect to the shares of Common Stock underlying such Award during the period in which such shares remain subject to the Restriction Period.

6.4 *Additional Provisions Relating to Performance Stock Units.*

(a) *Restrictions on Transferability.* Except as otherwise provided in Section 6.6(a) or with the consent of the Committee, Performance Stock Units may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Performance Stock Units or any interest therein or any rights relating thereto other than as provided in the Plan shall be void and of no effect.

(b) *Rights as a Stockholder.* The Committee shall determine whether and to what extent Dividend Equivalents will be credited to the account of a Participant receiving an Award of Performance Stock Units. Unless otherwise determined by the Committee at or after the grant date, (*i*) any cash dividends or distributions credited to the Participant's account shall be deemed to have been invested in additional Performance Stock Units on the payment date established for the related dividend or distribution in an amount per Performance Stock Unit equal to the greatest whole number which may be obtained by dividing (*A*) the value of such dividend or distribution on the record date by (*B*) the Fair Market Value of one share of Common Stock on such date, and any such additional Performance Stock Units shall be subject to the same terms and conditions as are applicable in respect of the Performance Stock Units with respect to which such dividends or distributions were payable, and (*ii*) if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares of Common Stock and other securities shall be subject to the same Restriction Period and Performance Period and other restrictions as apply to the Performance Stock Units with respect to which they were paid. Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Performance Stock Units, or otherwise determined by the Committee at or after the grant date, a Participant holding outstanding Performance Stock Units shall not be entitled to exercise any voting rights and any other rights as a stockholder with respect to the shares of Common Stock underlying such Award.

(c) *Settlement of Performance Stock Units.* Unless the Committee determines otherwise at or after the grant date, as soon as reasonably practicable after the lapse of the Restriction Period with respect to any Performance Stock Units then held by a Participant, the Company shall issue to the Participant the shares of Common Stock underlying such Performance Stock Units (plus additional shares of Common Stock for each Performance Stock Units credited in respect of dividends or distributions) or, if the Committee so determines in its sole discretion, an amount in cash equal to the Fair Market Value of such shares of Common

Stock or any combination of shares of Common Stock and cash having an aggregate Fair Market Value equal to such shares of Common Stock. To the extent permitted by applicable law (including section 409A of the Code), upon such terms and conditions as the Committee may establish from time to time, a Participant may be permitted to defer the receipt of the shares of Common Stock or cash otherwise deliverable upon settlement of Performance Stock Units. Upon issuance of shares of Common Stock underlying Performance Stock Units following lapse of the Restriction Period, such shares may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable securities laws, the Award Agreement and any other agreement to which such shares are subject.

6.5 *Additional Provisions Relating to Performance Units.*

(a) *Restrictions on Transferability.* Except as otherwise provided in Section 6.6(a), no Performance Units may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Performance Units or any interest therein or any rights relating thereto shall be void and of no effect.

(b) *Settlement of Performance Units.* Unless the Committee determines otherwise at or after the grant date, as soon as reasonably practicable after the lapse of the Restriction Period with respect to any Performance Units then held by a Participant, the Company shall deliver to the Participant a cash payment equal to the value of such Award or, if the Committee has so determined, a number of shares of Common Stock, which shares shall have a Fair Market Value equal to the value of such Award, or any combination of shares of Common Stock and cash having an aggregate Fair Market Value equal to the value of such Award. To the extent permitted by applicable law (including section 409A of the Code), upon such terms and conditions as the Committee may establish from time to time, a Participant may be permitted to defer the receipt of cash or the shares of Common Stock otherwise deliverable upon settlement of Performance Units. Upon issuance of shares of Common Stock underlying Performance Units following lapse of the Restriction Period, such shares may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable securities laws, the Award Agreement and any other agreement to which such shares are subject.

6.6 *Termination of Employment.*

(a) *Death or Disability.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment terminates by reason of such Participant's death or Disability, the Participant or, as the case may be, the Participant's estate, shall retain a portion of his or her Performance Stock, Performance Stock Units and Performance Units equal to the number of shares or units underlying each Award multiplied by a fraction, the numerator of which is the number of days elapsed from the commencement of the applicable Performance Period through the date of termination, and the denominator of which is the number of days in such Performance Period (each a "*Retained Award*"), and the remainder of each Award shall be forfeited and canceled as of the date of such termination. The Restriction Period on a Retained

Award shall lapse upon completion of the applicable Performance Period to the extent that applicable performance objectives are attained. Settlement of a Retained Award shall be made at the time and in the manner provided in Sections 6.4(c) and 6.5(b) except that no additional deferrals shall be permitted.

(b) *Retirement.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment terminates as a result of his or her Retirement, any Performance Stock, Performance Stock Units and Performance Units for which the Performance Period has not then lapsed shall be forfeited and canceled as of the date of such termination of employment; *provided*, that the Committee may authorize that, if the Participant agrees to a release of claims and to be bound by restrictive covenants in such form and having such terms as the Committee shall determine, which may include non-competition, non-solicitation, non-disclosure and non-disparagement covenants, then the Participant shall retain a portion of his or her Performance Stock, Performance Stock Units and Performance Units equal to the number of shares or units underlying each Award multiplied by a fraction, the numerator of which is the number of days elapsed from the commencement of the applicable Performance Period through the date of his or her Retirement, and the denominator of which is the number of days in such Performance Period (each a "*Retained Retirement Award*"), and the remainder of each Award shall be forfeited and canceled as of the date of such Retirement; provided, further, that the Committee shall have no discretion to take such preceding action with respect to any Award intended to qualify as "performance-based" compensation under section 162(m) of the Code if the exercise of such action or the ability to exercise such action would cause such Award to fail to qualify as "performance-based" compensation under section 162(m) of the Code. Subject to the Participant's compliance with such covenants, and, to the extent that applicable performance objectives are attained, the Restriction Period on the Retained Retirement Awards shall lapse upon completion of the applicable Performance Period for such Retained Retirement Award. If the Participant violates any restrictive covenants during the remaining Performance Period, as determined by the Committee in its sole discretion, all Performance Stock, Performance Stock Units and Performance Units for which the Performance Period has not then lapsed shall be immediately forfeited and canceled as of the date of such violation or termination.

(c) *Any Other Reason.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment is terminated for any reason other than one described in Sections 6.6(a) and (b), any then-outstanding Performance Stock, Performance Stock Units and Performance Units granted to such Participant shall be immediately forfeited and canceled as of the date of such termination of employment.

6.7 *Forfeiture.* Unless otherwise determined by the Committee at or after the grant date, notwithstanding anything contained in this Plan to the contrary, if, during the Covered Period, the Participant, except with the prior written consent of the Committee, engages in Wrongful Conduct, then any Performance Stock, Performance Stock Units and Performance Units granted to the Participant hereunder, for which the Restriction Period has not then lapsed shall automatically terminate and be canceled upon the date on which the Participant first engaged in such Wrongful Conduct and, in such case or in the case of the Participant's termination for Cause, the Participant shall pay to the Company in cash any Performance-Based Financial Gain the Participant realized from the vesting of all or a portion of the Performance Stock, Performance Stock Units and Performance Units granted hereunder and having a Vesting Date within the Wrongful Conduct Period. For purposes of this Section 6.7, "*Performance-Based Financial Gain*" shall equal, in the case of each Vesting Date during the Wrongful Conduct Period, (*I*) the greater of (*A*) the Fair Market Value of a share of the underlying Common Stock on the Vesting Date of such Award and (*B*) the per share Fair Market Value on the date of any sale of such underlying Common Stock, multiplied by (*II*) the number of shares of Common Stock subject to such Award (without reduction for any shares of Common Stock surrendered or attested to). Unless otherwise determined by the Committee at or after the grant date, each Award Agreement evidencing the grant of Performance Stock, Performance Stock Units and Performance Units shall provide for the Participant's consent to and authorization of the Company and the Subsidiaries to deduct from any amounts payable by such entities to such Participant any amounts the Participant owes to the Company under this Section 6.7. This right of set-off is in addition to any other remedies the Company may have against the Participant for the Participant's breach of this Section 6.7. The Participant's obligations under this Section 6.7 shall be cumulative (but not duplicative) of any similar obligations the Participant has under this Plan, any Award Agreement, any Company policy, standard or code (including, without limitation, the Company's Standards of Business Conduct), or any other agreement with the Company or any Subsidiary.

6.8 *Financial Restatements.* An Award Agreement may provide that, in the event that a Participant commits misconduct, fraud or gross negligence (whether or not such misconduct, fraud or gross negligence is deemed or could be deemed to be an event constituting Cause) and as a result of, or in connection with, such misconduct, fraud or gross negligence the Company restates any of its financial statements, then the Committee may require any or all of the following:

(a) that the Participant forfeit some or all of the Performance Stock, Performance Stock Units and Performance Units held by such Participant at the time of such restatement,

(b) that the Participant forfeit (or pay to the Company) some or all of the cash or shares of Common Stock held by the Participant at the time of such restatement that had been received in settlement of Performance Stock, Performance Stock Units and Performance Units, as applicable, during the twelve-month period prior to the financial restatement (or such other period as determined by the Committee), and

(c) that the Participant pay to the Company in cash all or a portion of the proceeds that the Participant realized from the sale of shares of Common Stock that had been received in settlement of any Performance Stock, Performance Stock Units and Performance Units within the period commencing twelve months prior to the financial restatement (or such other period as determined by the Committee).

ARTICLE VII

RESTRICTED STOCK AND RESTRICTED STOCK UNITS; SHARE AWARDS

7.1 *Grant.* Restricted Stock and Restricted Stock Units may be granted to Participants at such time or times as shall be determined by the Committee. The grant date of any Restricted Stock or Restricted Stock Units under the Plan will be the date on which such Restricted Stock or Restricted Stock Units are awarded by the Committee or on such other future date as the Committee shall determine. Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the number of shares of Common Stock to which the Restricted Stock and the Restricted Stock Units pertain (and, if applicable, whether such Award may be payable in cash), the Restriction Period, and such terms and conditions as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. No shares of Common Stock will be issued at the time an Award of Restricted Stock Units is made and the Company shall not be required to set aside a fund for the payment of any such Award.

7.2 *Vesting.* Restricted Stock and Restricted Stock Units granted to a Participant under the Plan shall be subject to a Restriction Period, which shall lapse upon the performance of a minimum period of service, or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date. The Restriction Period on any Restricted Stock or Restricted Stock Units shall not fully lapse prior to a Participant's completion of three years of service to the Company or any Subsidiary from the date of the Award grant; *provided,* that the Committee may provide for a Restriction Period to lapse in pro rata or graded installments over such three-year period; *provided further*, that the Committee may grant Awards for Restricted Stock and Restricted Stock Units for an aggregate number of shares of Common Stock not to exceed 5% of the total number of shares of Common Stock available for issuance under this Plan that have a Restriction Period which lapses in full prior to a Participant's completion of three years of service to the Company or any Subsidiary from the date of the Award grant; and *provided further,* that the minimum Restriction Period for any such Award granted to a newly eligible individual or a Replacement Award shall instead be one year, and the minimum Restriction Period for any such Award to a non-employee director of the Company or its Subsidiaries shall be as determined by the Committee.

7.3 *Additional Provisions Relating to Restricted Stock.*

(a) *Restrictions on Transferability.* Unless otherwise determined by the Committee, no Restricted Stock may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the lapse of the Restriction Period. Thereafter, Restricted Stock may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable securities laws, the Award Agreement, and any other agreement to which the Restricted Stock is subject. The Committee shall require that any stock certificates evidencing any Restricted Stock be held in the custody of the Secretary of the Company until the applicable Restriction Period lapses, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a stock power, endorsed in blank, relating to the share covered by such Award. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Restricted Stock or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 7.3, shall be void and of no effect.

(b) *Legend.* Each certificate evidencing shares of Common Stock subject to an Award of Restricted Stock shall be registered in the name of the Participant holding such Restricted Stock and shall bear the legend (or similar legend) as specified in Section 6.3(b).

(c) *Rights as a Stockholder.* Unless otherwise determined by the Committee at or after the grant date, a Participant holding outstanding Restricted Stock shall be entitled to (*i*) receive all dividends and distributions paid in respect of shares of Common Stock underlying such Award; *provided*, that, if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the same Restriction Period and other restrictions as apply to the Restricted Stock with respect to which they were paid, and (*ii*) exercise full voting rights and other rights as a stockholder with respect to the shares of Common Stock underlying such Award during the period in which such shares remain subject to the Restriction Period.

7.4 *Additional Provisions Relating to Restricted Stock Units.*

(a) *Restrictions on Transferability.* No Restricted Stock Units may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Restricted Stock Units or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 7.4, shall be void and of no effect.

(b) *Rights as a Stockholder.* The Committee shall determine whether and to what extent Dividend Equivalents will be credited to the account of, or will be paid currently to, a Participant receiving an Award of Restricted Stock Units. Unless otherwise determined by the Committee at or after the grant date, (*i*) any cash dividends or distributions credited to the Participant's account shall be deemed to have been invested in additional Restricted Stock Units on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (*A*) the value of such dividend or distribution on the record date by (*B*) the Fair Market Value of one share of Common Stock on such date, and any such additional Restricted Stock Units shall be subject to the same terms and conditions as are applicable in respect of the Restricted Stock Units with respect to which such dividends or distributions were payable, and (*ii*) if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the same Restriction Period and other restrictions as apply to the Restricted Stock Units with respect to which they were paid. Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Restricted Stock

Units, or otherwise determined by the Committee at or after the grant date, a Participant holding outstanding Restricted Stock Units shall not be entitled to exercise any voting rights and any other rights as a stockholder with respect to the shares of Common Stock underlying such Award.

(c) *Settlement of Restricted Stock Units.* Unless the Committee determines otherwise at or after the grant date, as soon as reasonably practicable after the lapse of the Restriction Period with respect to any Restricted Stock Units, the Company shall issue the shares of Common Stock underlying such Restricted Stock Units (plus additional shares of Common Stock for Restricted Stock Unit credited in respect of dividends or distributions) or, if the Committee so determines in its sole discretion, an amount in cash equal to the Fair Market Value of such shares of Common Stock or any combination of shares of Common Stock and cash having an aggregate Fair Market Value equal to such shares of Common Stock. To the extent permitted by applicable law (including section 409A of the Code), upon such terms and conditions as the Committee may establish from time to time, a Participant may be permitted to defer the receipt of the shares of Common Stock or cash otherwise deliverable upon settlement of Restricted Stock Units. Upon issuance of shares of Common Stock following lapse of the Restriction Period, such shares may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable securities law, the Award Agreement and any other agreement to which such shares are subject.

7.5 *Termination of Employment.*

(a) *Death or Disability.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment terminates by reason of such Participant's death or Disability, the Participant or, as the case may be, the Participant's estate, shall retain a portion of his or her Restricted Stock and Restricted Stock Units equal to the number of shares or units underlying each Award multiplied by a fraction, the numerator of which is the number of days elapsed from the commencement of the applicable Restriction Period through the date of termination, and the denominator of which is the number of days in such Restriction Period (each a "*Retained Restricted Award*"), and the remainder of each Award shall be forfeited and canceled as of the date of such termination. The Restriction Period on a Retained Restricted Award shall lapse upon the Participant's termination of employment. Settlement of a Retained Restricted Award shall be made at the time and in the manner provided in Sections 7.3 and 7.4 except that no additional deferrals shall be permitted.

(b) *Any Other Reason.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment is terminated for any reason during the Restriction Period other than as described in Section 7.5(a), any Restricted Stock and Restricted Stock Units granted to such Participant for which the Restriction Period has not then expired shall be forfeited and canceled as of the date of such termination.

7.6 *Forfeiture.* Unless otherwise determined by the Committee at or after the grant date, notwithstanding anything contained in this Plan to the contrary, if, during the Covered

Period the Participant, except with the prior written consent of the Committee, engages in Wrongful Conduct, then any Restricted Stock and Restricted Stock Units granted to the Participant hereunder, for which the Restriction Period has not lapsed, shall automatically terminate and be canceled upon the date on which the Participant first engaged in such Wrongful Conduct and, in such case and in the case of the Participant's termination for Cause, the Participant shall pay to the Company in cash (i) any Restriction-Based Financial Gain the Participant realized from all or a portion of the Restricted Stock and Restricted Stock Units granted hereunder having a Vesting Date within the Wrongful Conduct Period, and (ii) any Share-Based Financial Gain the Participant realized from all or a portion of the Share Awards granted hereunder having a grant date within the Wrongful Conduct Period. For purposes of this Section 7.6, "*Restriction-Based Financial Gain*" shall equal, on each Vesting Date during the Wrongful Conduct Period, (*I*) the greater of (*A*) the Fair Market Value of a share of the underlying Common Stock on the Vesting Date and (*B*) the per share Fair Market Value on the date of sale of such underlying Common Stock, multiplied by (*II*) the number of shares of Common Stock subject to such Award (without reduction for any shares of Common Stock surrendered or attested to). For purposes of this Section 7.6, "*Share-Based Financial Gain*" shall equal, in the case of each grant date during the Wrongful Conduct Period, (*I*) the greater of (*A*) the Fair Market Value of a share of the underlying Common Stock on the grant date of such Award and (*B*) the per share Fair Market Value on the date of any sale of such underlying Common Stock, multiplied by (*II*) the number of shares of Common Stock subject to such Award (without reduction for any shares of Common Stock surrendered or attested to). Unless otherwise determined by the Committee at or after the grant date, each Award Agreement evidencing the grant of Restricted Stock and/or Restricted Stock Units shall provide for the Participant's consent to and authorization of the Company and the Subsidiaries to deduct from any amounts payable by such entities to such Participant any amounts the Participant owes to the Company under this Section 7.6. This right of set-off is in addition to any other remedies the Company may have against the Participant for the Participant's breach of this Section 7.6. The Participant's obligations under this Section 7.6 shall be cumulative (but not duplicative) of any similar obligations the Participant has under this Plan, any Award Agreement, any Company policy, standard or code (including, without limitation, the Company's Standards of Business Conduct), or any other agreement with the Company or any Subsidiary.

7.7 *Financial Restatements.* An Award Agreement may provide that, in the event that a Participant commits misconduct, fraud or gross negligence (whether or not such misconduct, fraud or gross negligence is deemed or could be deemed to be an event constituting Cause) and as a result of, or in connection with, such misconduct, fraud or gross negligence the Company restates any of its financial statements, then the Committee may require any or all of the following:

(a) that the Participant forfeit some or all of the Restricted Stock and Restricted Stock Units held by such Participant at the time of such restatement,

(b) that the Participant forfeit (or pay to the Company) some or all of the cash or shares of Common Stock held by the Participant at the time of such restatement that had been received as Share Awards and/or in settlement of Restricted Stock and Restricted Stock Units, as applicable, during the twelve-month period prior to the financial restatement (or such other period as determined by the Committee), and

(c) that the Participant pay to the Company in cash all or a portion of the proceeds that the Participant realized from the sale of shares of Common Stock that had been received as Share Awards and/or in settlement of any Restricted Stock and Restricted Stock Units within the period commencing twelve months prior to the financial restatement (or such other period as determined by the Committee).

7.8 *Share Awards.* Share Awards may be granted to Participants at such time or times as shall be determined by the Committee on such terms and conditions as the Committee may determine in its discretion. Share Awards may be made as additional compensation for services rendered by a Participant to the Company or any Subsidiary or may be in lieu of cash or other compensation to which the Participant may be entitled from the Company or any Subsidiary.

ARTICLE VIII

DEFERRED STOCK UNITS

8.1 *In General.* Freestanding Deferred Stock Units may be granted to Participants at such time or times as shall be determined by the Committee without regard to any election by the Participant to defer receipt of any compensation or bonus amount payable to him. The grant date of any freestanding Deferred Stock Units under the Plan will be the date on which such freestanding Deferred Stock Units are awarded by the Committee or on such other future date as the Committee shall determine. In addition, to the extent permitted by applicable law (including section 409A of the Code), on fixed dates established by the Committee and subject to such terms and conditions as the Committee shall determine, the Committee may permit a Participant to elect to defer receipt of all or a portion of his annual compensation and/or incentive bonus ("*Deferred Annual Amount*") payable by the Company or a Subsidiary and receive in lieu thereof an Award of elective Deferred Stock Units equal to the greatest whole number which may be obtained by dividing (*i*) the amount of the Deferred Annual Amount by (*ii*) the Fair Market Value of one share of Common Stock on the date of payment of such compensation and/or annual bonus. Deferred Stock Units shall be evidenced by an Award Agreement that shall specify the number of shares of Common Stock to which the Deferred Stock Units pertains, and such terms and conditions as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. Upon the grant of Deferred Stock Units pursuant to the Plan, the Company shall establish a notional account for the Participant and will record in such account the number of shares of Deferred Stock Units awarded to the Participant. No shares of Common Stock will be issued to the Participant at the time an award of Deferred Stock Units is granted.

8.2 *Rights as a Stockholder.* The Committee shall determine whether and to what extent Dividend Equivalents will be credited to the account of, or will be paid currently to, a Participant receiving an Award of Deferred Stock Units. Unless otherwise provided by the Committee at or after the grant date, (*i*) any cash dividends or distributions credited to the Participant's account shall be deemed to have been invested in additional Deferred Stock Units on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (*A*) the value of such dividend or distribution on the record date by (*B*) the Fair Market Value of one share of Common Stock on such date, and such additional Deferred Stock Units shall be subject to the same terms and conditions as are applicable in respect of the Deferred Stock Units with respect to which such dividends or distributions were payable, and (*ii*) if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the terms, conditions and restrictions as apply to the Deferred Stock Units with respect to which they were paid. A Participant shall not have any rights as a stockholder in respect of Deferred Stock Units awarded pursuant to the Plan (including, but not limited to, the right to vote on any matter submitted to the Company's stockholders) until such time as the shares of Common Stock attributable to such Deferred Stock Units have been issued to such Participant or his beneficiary.

8.3 *Restrictions on Transferability.* No Deferred Stock Units may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Deferred Stock Units or any interest therein or any rights relating thereto without complying with the provisions of the Plan shall be void and of no effect.

8.4 *Settlement.* Unless the Committee determines otherwise at or after the grant date, the Company shall issue the shares of Common Stock underlying any of a Participant's freestanding Deferred Stock Units (and related Dividend Equivalents) for which the Restriction Period shall have lapsed on or prior to the date of such Participant's termination of employment with the Company and any Subsidiary, other than a termination for Cause, as soon as administratively practicable, but not later than 90 days, following the date of such termination of employment (or on such earlier date as the Committee shall permit or such later date as may be elected by the Participant in accordance with section 409A of the Code and the rules and procedures of the Board or as may be required by applicable law). Unless the Committee determines otherwise at or after the grant date, in the event of the termination of a Participant's employment with the Company and the Subsidiaries for Cause, the Participant shall immediately forfeit all rights with respect to any shares of freestanding Deferred Stock Units (and related Dividend Equivalents) credited to his account, whether or not the Restriction Period shall have then lapsed. Subject to Article IX and Article XI, and the last sentence of Section 8.1, unless the Committee determines otherwise at or after the grant date, the Company shall issue the shares of Common Stock underlying any of a Participant's elective Deferred Stock Units (and related Dividend Equivalents) credited to such Participant's account under the Plan as soon as administratively practicable, but not later than 90 days, following the date of such Participant's termination of employment (or such later date as may be elected by the Participant in accordance with the rules and procedures of the Committee or as may be required by applicable law). The Committee may provide in the Award Agreement applicable to any Award of Deferred Stock Units that, in lieu of issuing shares of Common Stock in settlement of any Deferred Stock Units, the Committee may direct the Company to pay to the Participant the Fair Market Value of the shares of Common Stock corresponding to such Deferred Stock Units in cash, or in any combination of shares of Common Stock and cash having an aggregate Fair Market Value equal to such shares of Common Stock.

8.5 *Further Deferral Elections.* To the extent permitted by applicable law (including section 409A of the Code), upon such terms and conditions as the Committee may establish from time to time, a Participant may elect to further defer receipt of shares of Common Stock issuable in respect of Deferred Stock Units (or an installment of an Award) for a specified period or until a specified event.

ARTICLE IX

CHANGE IN CONTROL

9.1 *Accelerated Vesting and Payment.*

(a) *In General.* Unless the Committee otherwise determines in the manner set forth in Section 9.2, upon the occurrence of a Change in Control, *(i)* all Options and Stock Appreciation Rights shall become immediately exercisable, *(ii)* the Restriction Period on all Restricted Stock, Restricted Stock Units and freestanding Deferred Stock Units shall lapse immediately prior to such Change in Control and *(iii)* shares of Common Stock underlying Awards of Restricted Stock Units and Deferred Stock Units shall be issued to each Participant then holding such Award immediately prior to such Change in Control; *provided*, that, at the discretion of the Committee (as constituted immediately prior to the Change in Control), each such Option, Stock Appreciation Right, Restricted Stock Unit and/or Deferred Stock Unit may be canceled in exchange for an amount equal to the product of *(A)(I)* in the case of Options and Stock Appreciation Rights, the excess, if any, of the product of the Change in Control Price over the exercise price for such Award, and *(II)* in the case of other such Awards, the Change in Control Price multiplied by *(B)* the aggregate number of shares of Common Stock covered by such Award; provided, further, that where the Change in Control does not constitute a "change in control event" as defined under section 409A of the Code, the shares to be issued, or the amount to be paid, for each Award that constitutes deferred compensation subject to section 409A of the Code shall be paid at the time or schedule applicable to such Awards (assuming for these payment purposes (but not the lapsing of the Restriction Period) that no such Change in Control had occurred). Notwithstanding the foregoing, the Committee may, in its discretion, instead terminate any outstanding Options or Stock Appreciation Rights if either *(x)* the Company provides holders of such Options and Stock Appreciation Rights with reasonable advance notice to exercise their outstanding and unexercised Options and Stock Appreciation Rights or *(y)* the Committee reasonably determines that the Change in Control Price is equal to or less than the exercise price for such Options or Stock Appreciation Rights.

(b) *Performance Stock, Performance Stock Units and Performance Units.* Performance Stock, Performance Stock Units, Performance Units and elective Deferred Stock Units that are outstanding in the event of a Change in Control shall be treated as provided in the individual Award Agreement governing such Performance Stock, Performance Stock Units, Performance Units or elective Deferred Stock Units.

(c) *Timing of Payments.* Payment of any amounts calculated in accordance with Section 9.1(a) shall be made in cash or, if determined by the Committee (as constituted immediately prior to the Change in Control), in shares of the common stock of the New Employer having an aggregate fair market value equal to such amount and shall be payable in full, as soon as reasonably practicable, but in no event later than 30 days, following the Change in Control (subject to the payment timing restrictions contained in the second proviso of the first sentence of Section 9.1(a)). For purposes hereof, the fair market value of one share of common stock of the New Employer shall be determined by the Committee (as constituted immediately prior to the consummation of the transaction constituting the Change in Control), in good faith.

9.2 *Alternative Awards.* Notwithstanding Section 9.1, no cancellation, termination, acceleration of exercisability or vesting, lapse of any Restriction Period or settlement or other payment shall occur with respect to any outstanding Award (other than an award of Performance Stock, Performance Stock Units, Performance Units or elective Deferred Stock Units except as provided therein), if the Committee (as constituted immediately prior to the consummation of the transaction constituting the Change in Control) reasonably determines, in good faith, prior to the Change in Control that such outstanding Awards shall be honored or assumed, or new rights substituted therefor (such honored, assumed or substituted Award being hereinafter referred to as an "*Alternative Award*") by the New Employer, provided, that any Alternative Award must:

(i) be based on shares of Common Stock that are traded on an established U.S. securities market or another public market determined by the Committee prior to the Change in Control;

(ii) provide the Participant (or each Participant in a class of Participants) with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment (including liquidity rights with respect to shares of Common Stock received in settlement of such Award);

(iii) have substantially equivalent economic value to such Award (determined at the time of the Change in Control);

(iv) have terms and conditions which provide that in the event that the Participant suffers an involuntary termination without Cause within two years following the Change in Control, any conditions on the Participant's rights under, or any restrictions on transfer or exercisability applicable to, each such Award held by such Participant shall be waived or shall lapse, as the case may be; and

(v) not result in adverse tax consequences to the Participant under section 409A of the Code.

ARTICLE X

EFFECTIVE DATE, AMENDMENT, MODIFICATION AND TERMINATION OF PLAN

The Plan was adopted by the Board on February 28, 2008, and approved by the Company's shareholders at the annual meeting of shareholders held on May 15, 2008. The amendment and restatement of the Plan provided herein is subject to shareholder approval at the 2010 shareholder meeting. The Plan shall continue in effect, unless sooner terminated pursuant to this Article X, until the tenth anniversary of the date on which it is adopted by the Board (or if applicable, the 10 year anniversary of the date of the latest shareholder approval of the Plan, including without limitation any shareholder approval of any amendment to the Plan to increase the share award capacity hereunder). The Board or the Committee may at any time terminate or suspend the Plan, and from time to time may amend or modify the Plan; *provided*, that without the approval by a majority of the votes cast at a meeting of shareholders at which a quorum representing a majority of the shares of the Company entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification to the Plan may (*i*) materially increase the benefits accruing to participants under the Plan, (*ii*) except as otherwise expressly provided in Section 4.4, materially increase the number of shares of Common Stock subject to the Plan or the individual Award limitations specified in Section 4.3, (*iii*) modify the restrictions provided in Section 4.5 or (*iv*) materially modify the requirements for participation in the Plan. No amendment, modification, or termination of the Plan shall in any manner adversely affect any Award theretofore granted under the Plan, without the consent of the Participant. Notwithstanding the foregoing, the Board or Committee may take such actions as it deems appropriate to ensure that the Plan and any Awards may comply with any tax, securities or other applicable law. Nothing herein shall restrict the Committee's ability to exercise its discretionary authority as provided in the Plan. Subject to other applicable provisions of the Plan, all Awards made under the Plan prior to such termination of the Plan shall remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards. Except as otherwise determined by the Board, termination of the Plan shall not affect the Committee's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination. On the effective date of the Plan, the Prior Plans shall terminate, and no further grants shall be made thereunder. Following a Change in Control, no action shall be taken under the Plan that will cause any Award that has previously been determined to be (or is determined to be) subject to section 409A of the Code to fail to comply in any respect with section 409A of the Code without the written consent of the Participant.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1 *Nontransferability of Awards.* No Award shall be assignable or transferable except by will or the laws of descent and distribution; provided, that the Committee or the Board may, except as otherwise provided in the Plan, permit (on such terms and conditions as it shall establish) in its sole discretion a Participant to transfer an Award for no consideration to (*i*) the Participant's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests, or to organizations qualifying as charitable organizations within the meaning of Section 501(c)(3) of the Code or (*ii*) any other person or entity (each of (i) and (ii), upon such permitted transfer, a "*Permitted Transferee*"). Except to the extent required by law, no Award shall be subject to any lien, obligation or liability of the Participant. All rights with respect to Awards granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant or, if applicable, his or her Permitted Transferee(s). The rights of a Permitted Transferee shall be limited to the rights conveyed to such Permitted Transferee, who shall be subject to and bound by the terms of the agreement or agreements between the Participant and the Company.

11.2 *Beneficiary Designation.* Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid or by whom any right under the Plan is to be exercised in case of his or her death. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during his or her lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to or exercised by the Participant's surviving spouse, if any, or otherwise to or by his or her estate.

11.3 *No Guarantee of Employment or Participation.* Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment at any time, nor to confer upon any Participant any right to continue in the employ of the Company or any Subsidiary (regardless of whether such termination results in (1) the failure of any Award to vest; (2) the forfeiture of any unvested or vested portion of any Award; and/or (3) any other adverse effect on the individual's interests under the Plan). No Employee shall have a right to be selected as a Participant, or, having been so selected, to receive any future Awards.

11.4 *Tax Withholding.* The Company shall have the right and power to deduct from all amounts paid to a Participant in cash or shares (whether under this Plan or otherwise) or to require a Participant to remit to the Company promptly upon notification of the amount due, an amount (which may include shares of Common Stock) to satisfy the minimum federal, state or local or foreign taxes or other obligations required by law to be withheld with respect thereto with respect to any Award under this Plan. In the case of any Award satisfied in the form of shares of Common Stock, no shares of Common Stock shall be issued unless and until arrangements satisfactory to the Committee shall have been made to satisfy the statutory minimum withholding tax obligations applicable with respect to such Award. The Company may defer payments of cash or issuance or delivery of Common Stock until such requirements are satisfied. Without limiting the generality of the foregoing, the Company shall have the right to retain, or the Committee may, subject to such terms and conditions as it may establish from time to time, permit Participants to elect to tender, shares of Common Stock (including shares of Common Stock issuable in respect of an Award) to satisfy, in whole or in part, the amount required to be withheld (provided that such amount shall not be in excess of the minimum amount required to satisfy the statutory withholding tax obligations).

11.5 *Compliance with Legal and Exchange Requirements.* The Plan, the granting and exercising of Awards thereunder, and any obligations of the Company under the Plan, shall be subject to all applicable federal and state laws, rules, and regulations, and to such approvals by any regulatory or governmental agency as may be required, and to any rules or regulations of any exchange on which the Common Stock is listed. The Company, in its discretion, may postpone the granting, exercising and settlement of Awards, the issuance or delivery of shares of Common Stock under any Award or any other action permitted under the Plan to permit the Company, with reasonable diligence, to complete such stock exchange listing or registration or qualification of such Shares or other required action under any federal or state law, rule or regulation and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of shares of Common Stock in compliance with applicable laws, rules and regulations. The Company shall not be obligated by virtue of any provision of the Plan to recognize the exercise or settlement of any Award or to otherwise sell or issue shares of Common Stock in violation of any such laws, rules or regulations, and any postponement of the exercise or settlement of any Award under this provision shall not extend the term of such Awards. Neither the Company nor its directors or officers shall have any obligation or liability to a Participant with respect to any Award (or shares of Common Stock issuable thereunder) that shall lapse because of such postponement.

11.6 *Indemnification.* To the maximum extent provided by law and by the Company's Certificate of Incorporation and/or By-Laws, each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be made a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or By-laws, by contract, as a matter of law, or otherwise.

11.7 *No Limitation on Compensation.* Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner which is not expressly authorized under the Plan.

11.8 *Deferrals.* The Committee may postpone the exercising of Awards, the issuance or delivery of Common Stock under any Award or any action permitted under the Plan to prevent the Company or any Subsidiary from being denied a Federal income tax deduction with respect to any Award other than an ISO or to the extent required or permitted by applicable law.

11.9 *409A Compliance.* The Plan is intended to be administered in a manner consistent with the requirements, where applicable, of section 409A of the Code. Where reasonably possible and practicable, the Plan shall be administered in a manner to avoid the imposition on Participants of immediate tax recognition and additional taxes pursuant to such section 409A. Notwithstanding the foregoing, neither the Company nor the Committee shall have any liability to any person in the event such section 409A applies to any such Award in a manner that results in adverse tax consequences for the Participant or any of his beneficiaries or transferees.

Solely for purposes of determining the time and form of payments due under any Award that is considered nonqualified deferred compensation under section 409A of the Code and that is not otherwise exempt from section 409A of the Code, a Participant shall not be deemed to have incurred a termination of employment unless and until he shall incur a "separation from service" within the meaning of section 409A of the Code. Notwithstanding any other provision in this Plan, if as of Participant's separation from service, the Participant is a "specified employee" as determined by the Company, then to the extent any amount payable under any Award that is considered nonqualified deferred compensation under section 409A of the Code and that is not otherwise exempt from section 409A of the Code, for which payment is triggered by Participant's separation from service (other than on account of death), and that under the terms of the Award would be payable prior to the six-month anniversary of the Participant's separation from service, such payment shall be delayed until the earlier to occur of (a) the six-month anniversary of such separation from service or (b) the date of the Participant's death.

11.10 *Governing Law.* The Plan shall be construed in accordance with and governed by the laws of the State of Delaware, without reference to principles of conflict of laws which would require application of the law of another jurisdiction, except to the extent that the corporate law of the State of Delaware specifically and mandatorily applies.

11.11 *Severability; Blue Pencil.* In the event that any one or more of the provisions of this Plan shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. If, in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of these covenants as to the court shall appear not reasonable and to enforce the remainder of these covenants as so amended.

11.12 *No Impact On Benefits.* Except as may otherwise be specifically stated under any employee benefit plan, policy or program, no amount payable in respect of any Award shall be treated as compensation for purposes of calculating a Participant's right under any such plan, policy or program. No amount payable in respect of any Award pursuant to an Award shall be deemed part of a Participant's regular, recurring compensation for purposes of any termination, indemnity or severance pay laws.

11.13 *No Constraint on Corporate Action.* Nothing in this Plan shall be construed (*i*) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets or (*ii*) to limit the right or power of the Company, or any Subsidiary to take any action which such entity deems to be necessary or appropriate.

11.14 *Headings and Captions.* The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

11.15 *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a grantee or any other person. To the extent that any grantee or other person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

11.16 *Fractional Shares.* No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

11.17 *Code Section 83(b) Elections.* The Company, its Affiliates and the Committee have no responsibility for any Participant's election, attempt to elect or failure to elect to include the value of a Restricted Stock Award or other Award subject to section 83 of the Code in the participant's gross income for the year of payment pursuant to section 83(b) of the Code. Any participant who makes an election pursuant to section 83(b) of the Code will promptly provide the Committee with a copy of the election form.

11.18 *No Obligation to Exercise Awards; No Right to Notice of Expiration Date.* The grant of an Award of an Option or Stock Appreciation Right will impose no obligation upon the Participant to exercise the Award. The Company, its Affiliates and the Committee have no obligation to inform a Participant of the date on which any Award lapses except in the Award Agreement.

11.19 *Right to Offset.* Notwithstanding any provisions of the Plan to the contrary, and to the extent permitted by applicable law (including section 409A of the Code), the Company may offset any amounts to be paid to a Participant (or, in the event of the Participant's death, to his beneficiary or estate) under the Plan against any amounts that such Participant may owe to the Company or its Affiliates.

11.20 *Compensation Recovery Policy.* Without limiting any other provision of the Plan, any Award granted hereunder on or after January 1, 2010 shall be subject to the Compensation Recovery Policy under the Company's Standards of Business Conduct (as amended from time to time, and including any successor or replacement policy or standard).

11.21 *Furnishing Information.* A Participant will cooperate with the Committee by furnishing any and all information requested by the Committee and take such other actions as may be requested in order to facilitate the administration of the Plan and the payments of benefits hereunder, including but not limited to taking such physical examinations as the Committee may deem necessary when eligibility or entitlement to any compensation or benefit based on Disability is at issue.

**AMENDMENT OF THE
HERTZ GLOBAL HOLDINGS, INC.
2008 OMNIBUS INCENTIVE PLAN**

Pursuant to the provisions of Article X, the Hertz Global Holdings, Inc. 2008 Omnibus Incentive Plan (the "Plan"), as amended and restated effective as of March 4, 2010, is hereby further amended effective as of May 14, 2014 ("Effective Date") as follows.

1. The definition of "New Employer" in Section 2.1 is amended to read as follows:

" "*New Employer*" means, as determined by the Committee in its sole discretion, a Participant's employer immediately following a Change in Control, the Company, any successor to the Company, or the entity resulting from a spin-off from the Company, or the parent or a subsidiary of any such entities."

2. The first sentence of Section 9.1(a) is amended to read as follows:

"Unless the Committee otherwise determines in the manner set forth in Section 9.2, or except as otherwise determined by the Committee at or after the grant date, upon the occurrence of a Change in Control, (*i*) all Options and Stock Appreciation Rights shall become immediately exercisable, (*ii*) the Restriction Period on all Restricted Stock, Restricted Stock Units and freestanding Deferred Stock Units shall lapse immediately prior to such Change in Control and (*iii*) shares of Common Stock underlying Awards of Restricted Stock Units and Deferred Stock Units shall be issued to each Participant then holding such Award immediately prior to such Change in Control; *provided*, that, at the discretion of the Committee (as constituted immediately prior to the Change in Control), each such Option, Stock Appreciation Right, Restricted Stock Unit and/or Deferred Stock Unit may be canceled in exchange for an amount equal to the product of (*A*)(*I*) in the case of Options and Stock Appreciation Rights, the excess, if any, of the product of the Change in Control Price over the exercise price for such Award, and (*II*) in the case of other such Awards, the Change in Control Price multiplied by (*B*) the aggregate number of shares of Common Stock covered by such Award; provided, further, that where the Change in Control does not constitute a "change in control event" as defined under section 409A of the Code, the shares to be issued, or the amount to be paid, for each Award that constitutes deferred compensation subject to section 409A of the Code shall be paid at the time or schedule applicable to such Awards (assuming for these payment purposes (but not the lapsing of the Restriction Period) that no such Change in Control had occurred)."

3. Section 9.2(iv) is amended to read as follows:

"have, unless the Committee determines otherwise at or after the grant date, terms and conditions which provide that in the event that the Participant suffers an involuntary termination without Cause within two years following the Change in Control, any conditions on the Participant's rights under, or any restrictions on transfer or exercisability applicable to, each such Award held by such Participant shall be waived or shall lapse, as the case may be; and"

4. The amendments provided herein shall apply only to awards granted on or after the Effective Date.

Exhibit B

Proposed Form of Performance Stock Unit Award Agreement

See attached

PERFORMANCE STOCK UNIT AGREEMENT

This PERFORMANCE STOCK UNIT AGREEMENT (this "Agreement"), dated as of the Grant Date set forth on the signature page hereof, is entered into by and between Hertz Global Holdings, Inc., a Delaware corporation (the "Company"), and the individual whose name is set forth on the participant section of the signature page hereof (the "Participant").

1. Grant of Performance Stock Units. The Company hereby evidences and confirms its grant to the Participant, effective as of the Grant Date, of the number of performance stock units (the "Performance Stock Units") set forth on the signature page hereof and which shall be subject to the adjustments as provided in this Agreement. This Agreement is subordinate to, and the terms and conditions of the Performance Stock Units granted hereunder are subject to, the terms and conditions of the Hertz Global Holdings, Inc. 2008 Omnibus Incentive Plan (the "Plan"), which are incorporated by reference herein. If there is any inconsistency between the terms hereof and the terms of the Plan, the terms of the Plan shall govern. Any capitalized terms used herein without definition shall have the meanings set forth in the Plan.

2. Vesting of Performance Stock Units.

(a) Generally. Except as otherwise provided in this Section 2, the Restriction Period applicable to the Performance Stock Units shall lapse, if at all, as follows:

(i) As to 33⅓% of the Performance Stock Units subject to this Agreement (the "2015 Tranche"), as of the later of the 2015 Certification Date (as defined in Section 3(a)(i)) and the third anniversary of the Grant Date, subject to (X) the continued employment of the Participant by the Company or any Subsidiary thereof through the third anniversary of the Grant Date, (Y) the achievement of the 2015 Performance Criteria established by the Committee for the 2015 Tranche for the 2015 Performance Period and set forth on Exhibit A hereof and (Z) the Committee's certification of the achievement of the 2015 Performance Criteria in accordance with Section 3(a)(i);

(ii) As to 33⅓% of the Performance Stock Units subject to this Agreement (the "2016 Tranche"), as of the later of the 2016 Certification Date (as defined in Section 3(a)(ii)) and the third anniversary of the Grant Date, subject to (X) the continued employment of the Participant by the Company or any Subsidiary thereof through the third anniversary of the Grant Date, (Y) the achievement of the 2016 Performance Criteria established by the Committee for the 2016 Tranche for the 2016 Performance Period and set forth on Exhibit A hereof and (Z) the Committee's certification of the achievement of the 2016 Performance Criteria in accordance with Section 3(a)(ii); and

(iii) As to 33⅓% of the Performance Stock Units subject to this Agreement (the "2017 Tranche"), as of the later of the 2017 Certification Date (as defined in Section 3(a)(iii)) and the third anniversary of the Grant Date, subject to (X) the continued employment of the Participant by the Company or any Subsidiary thereof through the third anniversary of the Grant Date, (Y) the achievement of the 2017 Performance Criteria established by the Committee for the 2017 Tranche for the 2017 Performance Period and set forth on Exhibit A hereof and (Z) the Committee's certification of the achievement of the 2017 Performance Criteria in accordance with Section 3(a)(iii).

Performance Stock Units that cease to be subject to a Restriction Period in accordance with this Section 2(a) shall be settled as provided in Section 3.

(b) Forfeiture Due to Performance Criteria Non-Achievement.

(i) If the Committee certifies on the 2015 Certification Date that the 2015 Performance Criteria has not been achieved, the 2015 Tranche shall immediately be forfeited and canceled as of the 2015 Certification Date.

(ii) If the Committee certifies on the 2016 Certification Date that the 2016 Performance Criteria has not been achieved, the 2016 Tranche shall immediately be forfeited and canceled as of the 2016 Certification Date.

(iii) If the Committee certifies on the 2017 Certification Date that the 2017 Performance Criteria has not been achieved, the 2017 Tranche shall immediately be forfeited and canceled as of the 2017 Certification Date.

(c) Termination of Employment.

(i) Death or Disability.

A) If the Participant's employment is terminated due to death or Disability prior to the first anniversary of the Grant Date, the Participant or, as the case may be, the Participant's estate, shall retain a portion of his or her Performance Stock Units equal to the 2105 Tranche multiplied by a fraction, the numerator of which is the number of days that have elapsed from the Grant Date to the date of termination and the denominator of which is 365 (the "2015 Retained Award"); provided that, if, as of the 2015 Certification Date, the Committee determines that the 2015 Performance Criteria has not been achieved, then the result of the foregoing calculation shall be reduced to zero. The remainder of the Performance Stock Units shall be forfeited and canceled as of the date of the Participant's termination. The Restriction Period on the 2015 Retained Award shall lapse, if at all, as of the later of the 2015 Certification Date and the date of termination, if the 2015 Performance Criteria is achieved and, if so, the 2015 Retained Award shall be settled as provided in Section 3.

B) If the Participant's employment is terminated due to death or Disability after the first anniversary of the Grant Date and prior to the second anniversary of the Grant Date, the Participant or, as the case may be, the Participant's estate, shall retain (X) the 2015 Tranche, but only to the extent that, as of the 2015 Certification Date, the Committee determines that the 2015 Performance Criteria has been achieved (the "2015 Retained Award"), and (Y) a portion of his or her Performance Stock Units equal to the 2016 Tranche multiplied by a fraction, the numerator of which is the number of days that have elapsed from the first anniversary of the Grant Date to the date of termination and the denominator of which is 365 (the "2016 Retained Award"); provided that, if, as of the 2016 Certification Date, the Committee determines that the 2016 Performance Criteria has not been achieved, then the result of the foregoing calculation in (Y) shall be reduced to zero. The remainder of the Performance Stock Units shall be forfeited and canceled as of the date of the Participant's termination. The Restriction Period on the 2015 Retained Award shall lapse, if at all, as of the later of the 2015 Certification Date and the date of termination, and, if so, the 2015 Retained Award shall be settled as provided in Section 3. The Restriction Period on the 2016 Retained Award shall lapse, if at all, as of the later of the 2016 Certification Date and the date of termination, if the 2016 Performance Criteria is achieved and, if so, the 2016 Retained Award shall be settled as provided in Section 3.

C) If the Participant's employment is terminated due to death or Disability after the second anniversary of the Grant Date and prior to the third anniversary of the Grant Date, the Participant or, as the case may be, the Participant's estate, shall retain (X) the 2015 Tranche, but only to the extent that, as of the 2015 Certification Date, the Committee determines that the 2015 Performance Criteria has been achieved (the "2015 Retained Award"), (Y) the 2016 Tranche, but only to the extent that, as of the 2016 Certification Date, the Committee determines that the 2016 Performance Criteria has been achieved (the "2016 Retained Award"), and (Z) a portion of his or her Performance Stock Units equal to the 2017 Tranche multiplied by a fraction, the numerator of which is the number of days that have elapsed from the second anniversary of the Grant Date to the date of termination and the denominator of which is 365 (the "2017 Retained Award"); provided that, if, as of the 2017 Certification Date, the Committee determines that the 2017 Performance Criteria has not been achieved, then the result of the foregoing calculation in (Z) shall be reduced to zero. The remainder of the Performance Stock Units shall be forfeited and canceled as of the date of the Participant's termination. The Restriction Period on the 2015 Retained Award shall lapse, if at all, as of the later of the 2015 Certification Date and the date of termination, and, if so, the 2015 Retained Award shall be settled as provided in Section 3. The Restriction Period on the 2016 Retained Award shall lapse, if at all, as of the later of the 2016 Certification Date and the date of termination, and, if so, the 2016 Retained Award shall be settled as provided in Section 3. The Restriction Period on the 2017 Retained Award shall lapse, if at all, as of the later of the 2017 Certification Date and the date of termination, if the 2017 Performance Criteria is achieved and, if so, the 2017 Retained Award shall be settled as provided in Section 3.

(ii) Any Other Reason. If the Participant's employment terminates (whether by the Participant or by the Company or a Subsidiary) for any reason other than death or Disability, any outstanding Performance Stock Units shall immediately be forfeited and canceled effective as of the date of the Participant's termination.

(d) Change in Control.

(i) Subject to Section 2(d)(ii), in the event of a Change in Control, the Restriction Period applicable to any outstanding Performance Stock Units subject to this Agreement shall lapse immediately prior to such Change in Control and shall be settled as set forth in Section 3.

(ii) Notwithstanding Section 2(d)(i), no cancellation, termination, lapse of Restriction Period or settlement or other payment shall occur with respect to the Performance Stock Units if the Committee (as constituted immediately prior to the Change in Control) reasonably determines, in good faith, prior to the Change in Control that the Performance Stock Units shall be honored or assumed or new rights substituted therefor by an Alternative Award, in accordance with the terms of Section 9.2 of the Plan.

(iii) For purposes of this Agreement, and notwithstanding anything in the Plan to the contrary, "Change in Control" means the first occurrence of any of the following events after the Grant Date:

A) the acquisition by any person, entity or "group" (as defined in section 13(d) of the Exchange Act), other than the Company, the Subsidiaries or any employee benefit plan of the Company or the Subsidiaries of 50% or more of the combined voting power of the Company's then outstanding voting securities;

B) within any 24-month period, the Incumbent Directors shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company; provided that any director elected to the Board, or nominated for election, by a majority of the Incumbent Directors then still in office shall be deemed to be an Incumbent Director for purposes of this clause (B);

C) the merger or consolidation of the Company as a result of which persons who were owners of the voting securities of the Company, immediately prior to such merger or consolidation, do not, immediately thereafter, own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company;

D) the approval by the Company's shareholders of the liquidation or dissolution of the Company other than a liquidation of the Company into any Subsidiary or a liquidation a result of which persons who were stockholders of the Company immediately prior to such liquidation own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the entity that holds substantially all of the assets of the Company following such event; or

E) the sale, transfer or other disposition of all or substantially all of the assets of the Company to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, affiliates of the Company; provided, however, that any sale, transfer or disposition of assets in connection with the separation of the car rental and equipment rental businesses of the Company shall not be deemed to constitute a Change in Control.

Notwithstanding the foregoing, a "Change in Control" for purposes of this Agreement shall not be deemed to occur if the Company files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

3. Certification and Settlement of Performance Stock Units.

(a) Certification.

(i) As soon as administratively feasible in the calendar year after the end of the 2015 Performance Period, the Committee shall certify, in writing, whether or not, the 2015 Performance Criteria has been achieved. The date on which the Committee makes such certification is referred to herein as the "2015 Certification Date".

(ii) As soon as administratively feasible in the calendar year after the end of the 2016 Performance Period, the Committee shall certify, in writing, whether or not, the 2016 Performance Criteria has been achieved. The date on which the Committee makes such certification is referred to herein as the "2016 Certification Date".

(iii) As soon as administratively feasible in the calendar year after the end of the 2017 Performance Period, the Committee shall certify, in writing, whether or not, the 2017 Performance Criteria has been achieved. The date on which the Committee makes such certification is referred to herein as the "2017 Certification Date".

(b) Settlement. Subject to the following sentence, not later than the 30th day following the date on which the lapse of the Restriction Period occurs with respect to any Performance Stock Units, the Company shall issue to the Participant one share of Common Stock underlying each Performance Stock Unit as to which the Restriction Period has lapsed. Notwithstanding the preceding sentence, (i) if the Restriction Period applicable to any Performance Stock Units lapses as a result of a Change in Control that does not qualify as a "change in the ownership or effective control" of the Company or "in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A of the Code, then the Company shall not settle such Performance Stock Units until the 30th day following the earlier of (A) the Participant's termination of employment and (B) the originally scheduled Vesting Date of such Performance Stock Units, and (ii) no shares shall be issued in settlement of such Performance Stock Units until the date on which the Company has filed all required reports under Section 13 or 15(d) of the Exchange Act. For the avoidance of doubt, the preceding two sentences are subject to Section 8(g) of this Agreement and Section 11.9 of the Plan. Upon issuance, such shares of Common Stock may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable law, this Agreement and any other agreement to which such shares are subject. The Participant's settlement rights pursuant to this Agreement shall be no greater than the right of any unsecured general creditor of the Company.

4. Forfeiture. Notwithstanding anything in the Plan or this Agreement to the contrary, if, during the Covered Period, the Participant engages in Wrongful Conduct, then any Performance Stock Units for which the Restriction Period has not then lapsed shall automatically terminate and be canceled effective as of the date on which the Participant first engaged in such Wrongful Conduct. If the Participant engages in Wrongful Conduct or if the Participant's employment is terminated for Cause, the Participant shall pay to the Company in cash any Performance-Based Financial Gain the Participant realized from the lapse of the Restriction Period applicable to all or a portion of the Performance Stock Units having a Vesting Date within the Wrongful Conduct Period. By entering into this Agreement, the Participant hereby consents to and authorizes the Company and the Subsidiaries to deduct from any amounts payable by such entities to the Participant any amounts the Participant owes to the Company under this Section 4 to the extent permitted by law. This right of set-off is in addition to any other remedies the Company may have against the Participant for the Participant's breach of this Section 4. The Participant's obligations under this Section 4 shall be cumulative of any similar obligations the Participant has under the Plan, this Agreement, any Company policy, standard or code (including, without limitation, the Company's Standards of Business Conduct), or any other agreement with the Company or any Subsidiary.

5. Effect of Financial Restatements. If the Company restates any of its financial statements, then the Committee may require any or all of the following:

(a) that the Participant forfeit (or pay to the Company) some or all of the cash or the shares of Common Stock held by the Participant at the time of such restatement that had been received within the three-year period prior to the date that the Company is required to prepare a financial restatement in settlement of any Performance Stock Units subject to this Agreement to the extent that such cash or shares would not have been paid had the applicable financial results been reported accurately, and

(b) that the Participant pay to the Company in cash all or a portion of the proceeds that the Participant realized from the sale of shares of Common Stock that had been received within the three-year period prior to the date that the Company is required to prepare a financial restatement in settlement of any Performance Stock Units subject to this Agreement to the extent that such shares would not have been paid had the applicable financial results been reported accurately.

Notwithstanding the foregoing, in the event that the Committee determines that the rules and regulations implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act require a longer or different clawback time period than the three-year period contemplated by Sections 5(a) and (b), such three-year period shall be deemed extended (but not reduced) to the extent necessary to be consistent with such rules and regulations.

6. Issuance of Shares.

(a) Notwithstanding any other provision of this Agreement, the Participant may not sell the shares of Common Stock acquired upon settlement of the Performance Stock Units unless such shares are registered under the Securities Act of 1933, as amended. The sale of such shares must also comply with other applicable laws and regulations governing the Common Stock and Participant may not sell the shares of Common Stock if the Company determines that such sale would not be in material compliance with such laws and regulations.

(b) The shares of Common Stock issued in settlement of the Performance Stock Units shall be registered in the Participant's name, or, if applicable, in the names of the Participant's heirs or estate. In the Company's discretion, such shares may be issued either in certificated form or in uncertificated, book entry form. The certificate or book entry account shall bear such restrictive legends or restrictions as the Company, in its sole discretion, shall require. If delivered in certificated form, the Company may deliver a share certificate to the Participant or to the Participant's designated broker on the Participant's behalf. If the Participant is deceased (or if Disabled and if necessary) at the time that a delivery of share certificates is to be made, the certificates shall be delivered to the Participant's estate, executor, administrator, legally authorized guardian or personal representative (as applicable).

(c) To the extent permitted by Section 409A of the Code, the grant of the Performance Stock Units and issuance of shares of Common Stock upon settlement of the Performance Stock Units shall be subject to and in compliance with all applicable requirements of federal, state or foreign law with respect to such securities. No shares of Common Stock may be issued hereunder if the issuance of such shares would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Common Stock may then be listed. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance of any shares subject to the Performance Stock Units shall relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority shall not have been obtained. To the extent permitted by Section 409A of the Code, as a condition to the settlement of the Performance Stock Units, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

(d) The Company shall not be required to issue fractional shares of Common Stock upon settlement of the Performance Stock Units.

(e) To the extent permitted by Section 409A of the Code, the Company may postpone the issuance and delivery of any shares of Common Stock provided for under this Agreement for so long as the Company determines to be necessary or advisable to satisfy the following: (1) the completion or amendment of any registration of such shares or satisfaction of any exemption from registration under any securities law, rule, or regulation; (2) compliance with any requests for representations; and (3) receipt of proof satisfactory to the Company that a person seeking such shares on the Participant's behalf upon the Participant's Disability (if necessary), or upon the Participant's estate's behalf after the death of the Participant, is appropriately authorized.

7. Participant's Rights with Respect to the Performance Stock Units.

(a) Restrictions on Transferability. The Performance Stock Units granted hereby may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated other than with the consent of the Company or by will or by the laws of descent and distribution to the estate of the Participant upon the Participant's death; provided that any such permitted transferee shall acknowledge and agree in writing, in a form reasonably acceptable to the Company, to be bound by the provisions of this Agreement and the Plan as if such beneficiary or the estate were the Participant. Any attempt by the Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Performance Stock Units or any interest therein or any rights relating thereto without complying with the provisions of the Plan and this Agreement, including this Section 7(a), shall be void and of no effect. The Company shall not be required to recognize on its books any action taken in contravention of these restrictions.

(b) No Rights as Stockholder. The Participant shall not have any rights as a stockholder of the Company with respect to any shares of Common Stock corresponding to the Performance Stock Units granted hereby unless and until shares of Common Stock are issued to the Participant in respect thereof.

8. Miscellaneous.

(a) Binding Effect; Benefits. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the parties to this Agreement or their respective successors or assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

(b) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Company or the Participant without the prior written consent of the other party, for the avoidance of doubt, in the case of the Company, subject to Section 4.4 and Article IX of the Plan.

(c) No Right to Continued Employment. Nothing in the Plan or this Agreement shall interfere with or limit in any way the right of the Company or any of its Subsidiaries to terminate the Participant's employment at any time, or confer upon the Participant any right to continue in the employ of the Company or any of its Subsidiaries (regardless of whether such termination results in (i) the failure of any Award to vest; (ii) the forfeiture of any unvested or vested portion of any Award; and/or (iii) any other adverse effect on the individual's interests under the Plan). Nothing in the Plan or this Agreement shall confer on the Participant the right to receive any future Awards under the Plan.

(d) Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given if delivered personally or sent by certified or express mail, return receipt requested, postage prepaid, or by any recognized international equivalent of such delivery, to the Company or the Participant, as the case may be, at the following addresses or to such other address as the Company or the Participant, as the case may be, shall specify by notice to the other:

If to the Company, to it at:

Hertz Global Holdings, Inc.
999 Vanderbilt Beach Road, 3rd Floor
Naples, Florida 34108
Attention: General Counsel
Fax: 866-999-3798

If to the Participant, to the Participant at his or her most recent address as shown on the books and records of the Company or Subsidiary employing the Participant.

All such notices and communications shall be deemed to have been received on the date of delivery if delivered personally or on the third business day after the mailing thereof.

(e) Amendment. This Agreement may be amended from time to time by the Committee in its discretion; provided, however, that this Agreement may not be modified in a manner that would have a materially adverse effect on the Performance Stock Units as determined in the discretion of the Committee, except as provided in the Plan, or in any other written document signed by the Participant and the Company. This Agreement may not be amended, modified or supplemented orally.

(f) Interpretation. The Committee shall have full power and discretion to construe and interpret the Plan (and any rules and regulations issued thereunder) and this Award. Any determination or interpretation by the Committee under or pursuant to the

Plan or this Award shall be final and binding and conclusive on all persons affected hereby.

(g) Tax Withholding; Section 409A.

(i) The Company shall have the right and power to deduct from all amounts paid to the Participant in cash or shares (whether under the Plan or otherwise) or to require the Participant to remit to the Company promptly upon notification of the amount due, an amount (which may include shares of Common Stock) to satisfy the minimum federal, state or local or foreign taxes or other obligations required by law to be withheld with respect to the Performance Stock Units. No shares of Common Stock shall be issued unless and until arrangements satisfactory to the Committee shall have been made to satisfy the statutory minimum withholding tax obligations applicable with respect to such Performance Stock Units. To the extent permitted by Section 409A of the Code, the Company may defer payments of cash or issuance or delivery of Common Stock until such requirements are satisfied. Without limiting the generality of the foregoing, the Participant may elect to tender shares of Common Stock (including shares of Common Stock issuable in respect of the Performance Stock Units) to satisfy, in whole or in part, the amount required to be withheld (provided that such amount shall not be in excess of the minimum amount required to satisfy the statutory withholding tax obligations).

(ii) It is intended that the provisions of this Agreement comply with Section 409A of the Code, and all provisions of this Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A and any similar state or local law.

(h) Applicable Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware regardless of the application of rules of conflict of law that would apply the laws of any other jurisdiction.

(i) Limitation on Rights; No Right to Future Grants; Extraordinary Item of Compensation. By entering into this Agreement and accepting the Performance Stock Units evidenced hereby, the Participant acknowledges: (i) that the Plan is discretionary in nature and may be suspended or terminated by the Company at any time; (ii) that the Award does not create any contractual or other right to receive future grants of Awards; (iii) that participation in the Plan is voluntary; (iv) that the value of the Performance Stock Units is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; and (v) that the future value of the Common Stock is unknown and cannot be predicted with certainty.

(j) Employee Data Privacy. The Participant authorizes any Affiliate of the Company that employs the Participant or that otherwise has or lawfully obtains personal data relating to the Participant to divulge or transfer such personal data to the Company or to a third party, in each case in any jurisdiction, if and to the extent appropriate in connection with this Agreement or the administration of the Plan.

(k) Consent to Electronic Delivery. By entering into this Agreement and accepting the Performance Stock Units evidenced hereby, the Participant hereby consents to the delivery of information (including, without limitation, information required to be delivered to the Participant pursuant to applicable securities laws) regarding the Company and the Subsidiaries, the Plan, this Agreement and the Performance Stock Units via Company web site or other electronic delivery.

(l) Claw Back or Compensation Recovery Policy. Without limiting any other provision of this Agreement, and to the extent applicable, the Performance Stock Units granted hereunder shall be subject to any claw back policy or compensation recovery policy or such other similar policy of the Company in effect from time to time.

(m) Company Rights. The existence of the Performance Stock Units does not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, including that of its Affiliates, or any merger or consolidation of the Company or any Affiliate, or any issue of bonds, debentures, preferred or other stocks with preference ahead of or convertible into, or otherwise affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company or any Affiliate, or any sale or transfer of all or any part of the Company's or any Affiliate's assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(n) Severability. If a court of competent jurisdiction determines that any portion of this Agreement is in violation of any statute or public policy, then only the portions of this Agreement which violate such statute or public policy shall be stricken, and all portions of this Agreement which do not violate any statute or public policy shall continue in full force and effect. Further, it is the parties' intent that any court order striking any portion of this Agreement should modify the terms as narrowly as possible to give as much effect as possible to the intentions of the parties' under this Agreement.

(o) Further Assurances. The Participant agrees to use his or her reasonable and diligent best efforts to proceed promptly with the transactions contemplated herein, to fulfill the conditions precedent for the Participant's benefit or to cause the same to be fulfilled and to execute such further documents and other papers and perform such further acts as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated herein.

(p) Headings and Captions. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(q) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Company and the Participant have executed this Agreement as of the ____ day of __________, ______ (the "Grant Date").

HERTZ GLOBAL HOLDINGS, INC.

By:___________________________

Name:

Title:

PARTICIPANT

«Name»

By:___________________________

Number of Performance
Stock Units granted hereby: _______________

Exhibit A

Participant:

Number of Performance Stock Units granted hereby:

2015 Tranche

2015 Performance Period:	January 1, 2015 through December 31, 2015
2015 Performance Criteria:	2015 EBITDA*
2015 Tranche Performance Goal:	2015 EBITDA equaling or exceeding ____________*

2016 Tranche

2016 Performance Period:	January 1, 2016 through December 31, 2016
2016 Performance Criteria:	2016 EBITDA*
2016 Tranche Performance Goal:	2016 EBITDA equaling or exceeding ____________*

2017 Tranche

2017 Performance Period:	January 1, 2017 through December 31, 2017
2017 Performance Criteria:	2017 EBITDA*
2017 Tranche Performance Goal:	2017 EBITDA equaling or exceeding ____________*

If the applicable Performance Goal is not met for a Tranche, all Performance Stock Units covered by such Tranche shall be forfeited and canceled. The Performance Stock Units remain subject to all other provisions (including, without limitation, any applicable vesting and settlement provisions) of this Agreement and the Plan.

* EBITDA generally refers to Corporate EBITDA as disclosed by the Company; provided, however, in the event of material acquisitions or dispositions during any Performance Period, the performance incentive threshold, target and maximum criteria, and/or the determination of EBITDA, shall be adjusted in an equitable and proportionate manner as determined by the Committee and in accordance with any applicable provisions of the Plan; provided, further, in the event of any other extraordinary transactions and items during any Performance Period, such criteria and/or the EBITDA determination may be adjusted by the Committee in accordance with any applicable provisions of the Plan. Notwithstanding the above, no adjustment may be made in accordance with this paragraph if such adjustment would cause the Performance Stock Units subject to this Agreement to fail to be "performance-based compensation" for purposes of Section 162(m) of the Code.

Exhibit C

Proposed Form of Restricted Stock Unit Award Agreement

See attached

RESTRICTED STOCK UNIT AGREEMENT

This RESTRICTED STOCK UNIT AGREEMENT (this "Agreement"), dated as of the Grant Date set forth on the signature page hereof, is entered into by and between Hertz Global Holdings, Inc., a Delaware corporation (the "Company"), and the individual whose name is set forth on the participant section of the signature page hereof (the "Participant").

1. Grant of Restricted Stock Units. The Company hereby evidences and confirms its grant to the Participant, effective as of the Grant Date, of the number of restricted stock units (the "Restricted Stock Units") set forth on the signature page hereof. This Agreement is subordinate to, and the terms and conditions of the Restricted Stock Units granted hereunder are subject to, the terms and conditions of the Hertz Global Holdings, Inc. 2008 Omnibus Incentive Plan (the "Plan"), which are incorporated by reference herein. If there is any inconsistency between the terms hereof and the terms of the Plan, the terms of the Plan shall govern. Any capitalized terms used herein without definition shall have the meanings set forth in the Plan.

2. Vesting of Restricted Stock Units.

(a) Generally. Except as otherwise provided in this Section 2, the Restriction Period applicable to the Restricted Stock Units shall lapse, if at all, on the dates (each a "Vesting Date") and in the percentages set forth on the signature page hereof, subject to the continued employment of the Participant by the Company or any Subsidiary thereof through each such Vesting Date.

(b) Termination of Employment.

(i) Death or Disability. If the Participant's employment is terminated due to death or Disability, the Restriction Period shall lapse immediately upon such termination with respect to a portion of the Restricted Stock Units equal to the number of Restricted Stock Units that would have vested on the next following Vesting Date (assuming the Participant's employment had continued through such Vesting Date) multiplied by a fraction, the numerator of which is the number of days elapsed since (X) the Grant Date, if the termination occurs prior to the first Vesting Date, or (Y) the most recent prior Vesting Date, if the termination occurs after the first Vesting Date, and the denominator of which is 365. Such Restricted Stock Units shall be settled as provided in Section 3. Any Restricted Stock Units still subject to restriction after giving effect to the preceding sentence shall immediately be forfeited and canceled effective as of the date of the Participant's termination.

(ii) Any Other Reason. If the Participant's employment terminates (whether by the Participant or by the Company or a Subsidiary) for any reason other than death or Disability, any outstanding Restricted Stock Units shall immediately be forfeited and canceled effective as of the date of the Participant's termination.

(c) Change in Control.

(i) Subject to Section 2(c)(ii), in the event of a Change in Control, the Restriction Period applicable to any outstanding Restricted Stock Units shall lapse immediately prior to such Change in Control and shall be settled as set forth in Section 3.

(ii) Notwithstanding Section 2(c)(i), no cancellation, termination, lapse of Restriction Period or settlement or other payment shall occur with respect to the Restricted Stock Units if the Committee (as constituted immediately prior to the Change in Control) reasonably determines, in good faith, prior to the Change in Control that the Restricted Stock Units shall be honored or assumed or new rights substituted therefor by an Alternative Award, in accordance with the terms of Section 9.2 of the Plan.

(iii) For purposes of this Agreement, and notwithstanding anything in the Plan to the contrary, "Change in Control" means the first occurrence of any of the following events after the Grant Date:

(A) the acquisition by any person, entity or "group" (as defined in section 13(d) of the Exchange Act), other than the Company, the Subsidiaries or any employee benefit plan of the Company or the Subsidiaries of 50% or more of the combined voting power of the Company's then outstanding voting securities;

(B) within any 24-month period, the Incumbent Directors shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company; provided that any director elected to the Board, or nominated for election, by a majority of the Incumbent Directors then still in office shall be deemed to be an Incumbent Director for purposes of this clause (B);

(C) the merger or consolidation of the Company as a result of which persons who were owners of the voting securities of the Company, immediately prior to such merger or consolidation, do not, immediately thereafter, own, directly or indirectly, more than

50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company;

(D) the approval by the Company's shareholders of the liquidation or dissolution of the Company other than a liquidation of the Company into any Subsidiary or a liquidation a result of which persons who were stockholders of the Company immediately prior to such liquidation own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the entity that holds substantially all of the assets of the Company following such event; or

(E) the sale, transfer or other disposition of all or substantially all of the assets of the Company to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, affiliates of the Company; provided, however, that any sale, transfer or disposition of assets in connection with the separation of the car rental and equipment rental businesses of the Company shall not be deemed to constitute a Change in Control.

Notwithstanding the foregoing, a "Change in Control" for purposes of this Agreement shall not be deemed to occur if the Company files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

(d) Committee Discretion. Notwithstanding anything contained in this Agreement to the contrary, the Committee, in its sole discretion, may accelerate the vesting with respect to any Restricted Stock Units under this Agreement, at such times and upon such terms and conditions as the Committee shall determine; provided, however, the Committee shall not be permitted to accelerate vesting of any Restricted Stock Units earlier than the first Vesting Date.

3. Settlement. Subject to the following sentence, not later than the 30th day following the date on which the lapse of the Restriction Period occurs with respect to any Restricted Stock Units, the Company shall issue to the Participant one share of Common Stock underlying each Restricted Stock Unit as to which the Restriction Period has lapsed. Notwithstanding the preceding sentence, (a) if the Restriction Period applicable to any Restricted Stock Units lapses as a result of a Change in Control that does not qualify as a "change in the ownership or effective control" of the Company or "in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A of the Code, then the Company shall not settle such Restricted Stock Units until the 30th day following the earlier of (i) the Participant's termination of employment and (ii) the originally scheduled Vesting Date of such Restricted Stock Units, and (b) no

shares shall be issued in settlement of such Restricted Stock Units until the date on which the Company has filed all required reports under Section 13 or 15(d) of the Exchange Act. For the avoidance of doubt, the preceding two sentences are subject to Section 8(g) of this Agreement and Section 11.9 of the Plan. Upon issuance, such shares of Common Stock may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable law, this Agreement and any other agreement to which such shares are subject. The Participant's settlement rights pursuant to this Agreement shall be no greater than the right of any unsecured general creditor of the Company.

4. Forfeiture. Notwithstanding anything in the Plan or this Agreement to the contrary, if, during the Covered Period, the Participant engages in Wrongful Conduct, then any Restricted Stock Units for which the Restriction Period has not then lapsed shall automatically terminate and be canceled effective as of the date on which the Participant first engaged in such Wrongful Conduct. If the Participant engages in Wrongful Conduct or if the Participant's employment is terminated for Cause, the Participant shall pay to the Company in cash any Restriction-Based Financial Gain the Participant realized from the lapse of the Restriction Period applicable to all or a portion of the Restricted Stock Units with respect to which the Restriction Period lapsed within the Wrongful Conduct Period. By entering into this Agreement, the Participant hereby consents to and authorizes the Company and the Subsidiaries to deduct from any amounts payable by such entities to the Participant any amounts the Participant owes to the Company under this Section 4 to the extent permitted by law. This right of set-off is in addition to any other remedies the Company may have against the Participant for the Participant's breach of this Section 4. The Participant's obligations under this Section 4 shall be cumulative of any similar obligations the Participant has under the Plan, this Agreement, any Company policy, standard or code (including, without limitation, the Company's Standards of Business Conduct), or any other agreement with the Company or any Subsidiary.

5. Effect of Financial Restatements. In the event that the Participant commits misconduct, fraud or gross negligence (whether or not such misconduct, fraud or gross negligence is deemed or could be deemed to be an event constituting Cause) and as a result of, or in connection with, such misconduct, fraud or gross negligence, the Company restates any of its financial statements, then the Committee may require any or all of the following:

(a) that the Participant forfeit some or all of the Restricted Stock Units subject to this Agreement held by the Participant at the time of such restatement,

(b) that the Participant forfeit (or pay to the Company) some or all of the cash or the shares of Common Stock held by the Participant at the time of such restatement that had been received within the three-year period prior to the date that the Company is required to prepare a financial restatement in settlement of Restricted Stock Units subject to this Agreement, and

(c) that the Participant pay to the Company in cash all or a portion of the proceeds that the Participant realized from the sale of shares of Common Stock that had been received within the three-year period prior to the date that the Company is required to prepare a financial restatement in settlement of any Restricted Stock Units subject to this Agreement.

Notwithstanding the foregoing, in the event that the Committee determines that the rules and regulations implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act require a longer or different clawback time period than the three-year period contemplated by Sections 5(b) and (c), such three-year period shall be deemed extended (but not reduced) to the extent necessary to be consistent with such rules and regulations.

6. Issuance of Shares.

(a) Notwithstanding any other provision of this Agreement, the Participant may not sell the shares of Common Stock acquired upon settlement of the Restricted Stock Units unless such shares are registered under the Securities Act of 1933, as amended. The sale of such shares must also comply with other applicable laws and regulations governing the Common Stock and Participant may not sell the shares of Common Stock if the Company determines that such sale would not be in material compliance with such laws and regulations.

(b) The shares of Common Stock issued in settlement of the Restricted Stock Units shall be registered in the Participant's name, or, if applicable, in the names of the Participant's heirs or estate. In the Company's discretion, such shares may be issued either in certificated form or in uncertificated, book entry form. The certificate or book entry account shall bear such restrictive legends or restrictions as the Company, in its sole discretion, shall require. If delivered in certificated form, the Company may deliver a share certificate to the Participant or to the Participant's designated broker on the Participant's behalf. If the Participant is deceased (or if Disabled and if necessary) at the time that a delivery of share certificates is to be made, the certificates shall be delivered to the Participant's estate, executor, administrator, legally authorized guardian or personal representative (as applicable).

(c) To the extent permitted by Section 409A of the Code, the grant of the Restricted Stock Units and issuance of shares of Common Stock upon settlement of the Restricted Stock Units shall be subject to and in compliance with all applicable requirements of federal, state or foreign law with respect to such securities. No shares of Common Stock may be issued hereunder if the issuance of such shares would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Common Stock may then be listed. The inability of the

Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance of any shares subject to the Restricted Stock Units shall relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority shall not have been obtained. To the extent permitted by Section 409A of the Code, as a condition to the settlement of the Restricted Stock Units, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

(d) The Company shall not be required to issue fractional shares of Common Stock upon settlement of the Restricted Stock Units.

(e) To the extent permitted by Section 409A of the Code, the Company may postpone the issuance and delivery of any shares of Common Stock provided for under this Agreement for so long as the Company determines to be necessary or advisable to satisfy the following: (1) the completion or amendment of any registration of such shares or satisfaction of any exemption from registration under any securities law, rule, or regulation; (2) compliance with any requests for representations; and (3) receipt of proof satisfactory to the Company that a person seeking such shares on the Participant's behalf upon the Participant's Disability (if necessary), or upon the Participant's estate's behalf after the death of the Participant, is appropriately authorized.

7. Participant's Rights with Respect to the Restricted Stock Units.

(a) Restrictions on Transferability. The Restricted Stock Units granted hereby may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated other than with the consent of the Company or by will or by the laws of descent and distribution to the estate of the Participant upon the Participant's death; provided that any such permitted transferee shall acknowledge and agree in writing, in a form reasonably acceptable to the Company, to be bound by the provisions of this Agreement and the Plan as if such beneficiary or the estate were the Participant. Any attempt by the Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Restricted Stock Units or any interest therein or any rights relating thereto without complying with the provisions of the Plan and this Agreement, including this Section 7(a), shall be void and of no effect. The Company shall not be required to recognize on its books any action taken in contravention of these restrictions.

(b) No Rights as Stockholder. The Participant shall not have any rights as a stockholder of the Company with respect to any shares of Common Stock corresponding to the Restricted Stock Units granted hereby unless and until shares of Common Stock are issued to the Participant in respect thereof.

8. Miscellaneous.

(a) Binding Effect; Benefits. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the parties to this Agreement or their respective successors or assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

(b) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Company or the Participant without the prior written consent of the other party, for the avoidance of doubt, in the case of the Company, subject to Section 4.4 and Article IX of the Plan.

(c) No Right to Continued Employment. Nothing in the Plan or this Agreement shall interfere with or limit in any way the right of the Company or any of its Subsidiaries to terminate the Participant's employment at any time, or confer upon the Participant any right to continue in the employ of the Company or any of its Subsidiaries (regardless of whether such termination results in (i) the failure of any Award to vest; (ii) the forfeiture of any unvested or vested portion of any Award; and/or (iii) any other adverse effect on the individual's interests under the Plan). Nothing in the Plan or this Agreement shall confer on the Participant the right to receive any future Awards under the Plan.

(d) Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given if delivered personally or sent by certified or express mail, return receipt requested, postage prepaid, or by any recognized international equivalent of such delivery, to the Company or the Participant, as the case may be, at the following addresses or to such other address as the Company or the Participant, as the case may be, shall specify by notice to the other:

If to the Company, to it at:

Hertz Global Holdings, Inc.
999 Vanderbilt Beach Road, 3rd Floor
Naples, Florida 34108
Attention: General Counsel
Fax: 866-999-3798

If to the Participant, to the Participant at his or her most recent address as shown on the books and records of the Company or Subsidiary employing the Participant.

All such notices and communications shall be deemed to have been received on the date of delivery if delivered personally or on the third business day after the mailing thereof.

(e) Amendment. This Agreement may be amended from time to time by the Committee in its discretion; provided, however, that this Agreement may not be modified in a manner that would have a materially adverse effect on the Restricted Stock Units as determined in the discretion of the Committee, except as provided in the Plan, or in any other written document signed by the Participant and the Company. This Agreement may not be amended, modified or supplemented orally.

(f) Interpretation. The Committee shall have full power and discretion to construe and interpret the Plan (and any rules and regulations issued thereunder) and this Award. Any determination or interpretation by the Committee under or pursuant to the Plan or this Award shall be final and binding and conclusive on all persons affected hereby.

(g) Tax Withholding; Section 409A.

(i) The Company shall have the right and power to deduct from all amounts paid to the Participant in cash or shares (whether under the Plan or otherwise) or to require the Participant to remit to the Company promptly upon notification of the amount due, an amount (which may include shares of Common Stock) to satisfy the minimum federal, state or local or foreign taxes or other obligations required by law to be withheld with respect to the Restricted Stock Units. No shares of Common Stock shall be issued unless and until arrangements satisfactory to the Committee shall have been made to satisfy the statutory minimum withholding tax obligations applicable with respect to such Restricted Stock Units. To the extent permitted by Section 409A of the Code, the Company may defer payments of cash or issuance or delivery of Common Stock until such requirements are satisfied. Without limiting the generality of the foregoing, the Participant may elect to tender shares of Common Stock (including shares of Common Stock issuable in respect of the Restricted Stock Units) to satisfy, in whole or in part, the amount required to be withheld (provided that such amount shall not be in excess of the minimum amount required to satisfy the statutory withholding tax obligations).

(ii) It is intended that the provisions of this Agreement comply with Section 409A of the Code, and all provisions of this Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A and any similar state or local law.

(h) Applicable Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware regardless of the application of rules of conflict of law that would apply the laws of any other jurisdiction.

(i) Limitation on Rights; No Right to Future Grants; Extraordinary Item of Compensation. By entering into this Agreement and accepting the Restricted Stock Units evidenced hereby, the Participant acknowledges: (i) that the Plan is discretionary in nature and may be suspended or terminated by the Company at any time; (ii) that the Award does not create any contractual or other right to receive future grants of Awards; (iii) that participation in the Plan is voluntary; (iv) that the value of the Restricted Stock Units is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; and (v) that the future value of the Common Stock is unknown and cannot be predicted with certainty.

(j) Employee Data Privacy. The Participant authorizes any Affiliate of the Company that employs the Participant or that otherwise has or lawfully obtains personal data relating to the Participant to divulge or transfer such personal data to the Company or to a third party, in each case in any jurisdiction, if and to the extent appropriate in connection with this Agreement or the administration of the Plan.

(k) Consent to Electronic Delivery. By entering into this Agreement and accepting the Restricted Stock Units evidenced hereby, the Participant hereby consents to the delivery of information (including, without limitation, information required to be delivered to the Participant pursuant to applicable securities laws) regarding the Company and the Subsidiaries, the Plan, this Agreement and the Restricted Stock Units via Company web site or other electronic delivery.

(l) Claw Back or Compensation Recovery Policy. Without limiting any other provision of this Agreement, and to the extent applicable, the Restricted Stock Units granted hereunder shall be subject to any claw back policy or compensation recovery policy or such other similar policy of the Company in effect from time to time.

(m) Company Rights. The existence of the Restricted Stock Units does not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, including that of its Affiliates, or any merger or consolidation of the Company or any Affiliate, or any issue of bonds, debentures, preferred or other stocks with preference ahead of or convertible into, or otherwise affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company or any Affiliate, or any sale or transfer of all or any part of the Company's or any Affiliate's assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(n) Severability. If a court of competent jurisdiction determines that any portion of this Agreement is in violation of any statute or public policy, then only the portions of this Agreement which violate such statute or public policy shall be stricken, and all portions of this Agreement which do not violate any statute or public policy shall continue in full force and effect. Further, it is the parties' intent that any court order striking any portion of this Agreement should modify the terms as narrowly as possible to give as much effect as possible to the intentions of the parties' under this Agreement.

(o) Further Assurances. The Participant agrees to use his or her reasonable and diligent best efforts to proceed promptly with the transactions contemplated herein, to fulfill the conditions precedent for the Participant's benefit or to cause the same to be fulfilled and to execute such further documents and other papers and perform such further acts as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated herein.

(p) Headings and Captions. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(q) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the Company and the Participant have executed this Agreement as of the ____ day of __________, ______ (the "Grant Date").

HERTZ GLOBAL HOLDINGS, INC.

By:____________________________
Name:
Title:

PARTICIPANT

«Name»

By:____________________________

Restricted Stock Units granted hereby: ___________

Vesting Date	Percentage Vesting on such Vesting Date
First anniversary of Grant Date	33⅓%
Second anniversary of Grant Date	33⅓%
Third anniversary of Grant Date	33⅓%